    As filed with the Securities and Exchange Commission on October 27, 1995

                                                       Registration No. 33-60875
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------

                                 AMENDMENT NO. 1

                                       TO

                                    FORM S-3


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        HORNBECK OFFSHORE SERVICES, INC.
             (Exact name of registrant as specified in its charter)



              DELAWARE                                  74-2153030
  (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                   Identification No.)


                              7707 Harborside Drive
                             Galveston, Texas 77554

                                 (409) 744-9500

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------
                                LARRY D. HORNBECK
                                    PRESIDENT
                              7707 HARBORSIDE DRIVE
                             GALVESTON, TEXAS 77554
                                 (409) 744-9500

            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)

                           --------------------------
                                 WITH COPIES TO:

                           R. CLYDE PARKER, JR., ESQ.
                               KECK, MAHIN & CATE

                              1200 FIRST CITY TOWER

                               1001 FANNIN STREET
                              HOUSTON, TEXAS 77002

                                 (713) 650-1500

                           --------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

                           --------------------------


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /



         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/



         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /



         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.




================================================================================

PROSPECTUS
----------


                                480,588 SHARES





                                   --LOGO--



                       HORNBECK OFFSHORE SERVICES, INC.


                                  COMMON STOCK

                          --------------------------


         The 480,588 shares of Common Stock, $.10 par value (the "Common Stock"), of Hornbeck Offshore Services, Inc. (the "Company") offered hereby are being sold by certain stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of such shares by the Selling Stockholders.



         The Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the trading symbol "HOSS." On October 25, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $14-9/16. See "Price Range of Common Stock and Dividend Policy."



         SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


                          --------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                          --------------------------


         The sale by the Selling Stockholders of the shares covered by this Prospectus may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System, Inc., on any exchange on which the Common Stock may then be listed, in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid individually by the Selling Stockholders. See "Plan of Distribution."



               The date of this Prospectus is October 27, 1995.

                              AVAILABLE INFORMATION

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information contained in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;


         3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.



         4. The Company's Form 8-K-A dated January 27, 1995 amending its Current Report on Form 8-K dated November 15, 1994;



         5.       The Company's Form 8-K dated June 21, 1995.



         6. The description of the Common Stock included in the Company's Form 8-A/A Amendment No. 2 dated June 21, 1995.



         7. The description of the Company's preferred stock purchase rights included in the Company's Form 8-A dated June 21, 1995.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Upon oral or written request of any person, including any beneficial owner, to whom this Prospectus is delivered, the Company will provide without charge a copy of any document incorporated in this Prospectus by reference, exclusive of exhibits (unless such exhibits are specifically incorporated by reference into such documents), to such person. Requests for such documents should be directed to Hornbeck Offshore Services, Inc., 7707 Harborside Drive, Galveston, Texas 77554, Attention: Corporate Secretary (Telephone 409/744-9500).

                               PROSPECTUS SUMMARY


         The following is a summary of certain information in this Prospectus. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. All references in this Prospectus to the "Gulf of Mexico" or the "Gulf" refer to the U.S. Gulf of Mexico. Investors should carefully consider the information set forth under the caption "Risk Factors."


GENERAL


         The Company is engaged in the offshore marine services business, serving the oil and gas industry primarily in the Gulf of Mexico through its operation and management of a diversified fleet of 61 vessels, consisting of supply, tug-supply, utility, crew and specialty service vessels. These vessels enable the Company to provide a wide range of services such as towing and anchor handling of mobile drilling rigs and equipment; transporting supplies necessary to sustain drilling, workover and production activities; supporting offshore pipelaying and construction; and assisting geophysical evaluation. Fifty-six of these vessels are owned, four are chartered and one is managed by the Company. The Company operates the second largest fleet of supply vessels both in the Gulf of Mexico and in the world. The Company also has equity interests in Ravensworth Investments Limited, an Isle of Man-based company ("Ravensworth"), and Seaboard Holdings Limited, an Aberdeen, Scotland-based company ("Seaboard"), that together have the largest safety standby fleet operating in the North Sea, a combined total of 29 vessels.


         The Company's operating strategy is to provide its customers with high-quality, quick-response service and a diverse and well-equipped and maintained fleet of vessels. Management believes that the Company's operating capabilities and reputation in the offshore marine services industry allow it to compete favorably with other fleets in the Gulf of Mexico. Management has identified several strategies for future growth. The Company, which has made three significant Gulf fleet acquisitions and several smaller acquisitions since 1990, continues to search for opportunities to enhance its position in the Gulf of Mexico through the strategic acquisition of vessels available in that market. The Company will seek to increase the size of its fleet by purchasing or building new vessels if market conditions justify such purchases or construction. The Company also continues to pursue potential opportunities for growth in the offshore marine service business in international markets, as evidenced by its 1993 purchase of a 49.9% interest in Ravensworth and 1994 purchase of a 49.9% interest in Seaboard. See "Business and Properties -- North Sea Affiliates."


         After declining through much of 1994, drilling activity in the Gulf of Mexico stabilized in early 1995 and more recently has begun to increase. Consequently, the offshore marine services industry is beginning to show improved utilization over 1994 and dayrates have recently risen above prior year levels. Historically, improved utilization has generally led to increased dayrates. On October 18, 1995, the utilization rate for the Company's vessels was 95% and the average supply vessel dayrate was $3,263. Based upon the Company's current fleet size and composition, current operating conditions and capital structure, utilization of 85% and the number of shares of Common Stock outstanding on the date hereof, every $100 per day change in the annual average dayrate for the Company's supply vessels in the Gulf results in an approximate change in annual earnings per share of $.08. The number of offshore supply vessels available for service in the Gulf of Mexico dropped from a peak of approximately 700 in 1985 to 235 in 1993 before climbing to a level presently estimated to be 280, with the increase since 1993 primarily a result of redeployment of vessels to the Gulf of Mexico from other areas. Recently, there has been a small decline in vessels competing in the Gulf of Mexico. Management continues to believe that the number of vessels available in the Gulf will continue to decrease because current dayrates in the Gulf of Mexico do not justify the expense of building new vessels and current regulations prohibit foreign operators and foreign registered vessels from entering the offshore marine services business in the Gulf of Mexico. Furthermore, increased activities in overseas areas could result in reduction of Gulf fleet size as vessels are deployed to those areas. See "Business and Properties -- Certain Government Regulation." The Company's management also believes that many of the vessels previously servicing the oil and gas industry could not be readily returned to service in the Gulf of Mexico because of their condition or certain restrictions imposed by the Maritime Administration of the U.S. Department of Transportation ("MARAD") on their return to offshore service vessel use in United States coastal waters.

         The Company was incorporated in Delaware in 1981. All of the Company's operations are conducted through subsidiaries and unconsolidated affiliates. The Company's principal executive offices are located at 7707 Harborside Drive, Galveston, Texas 77554, and its telephone number is (409) 744-9500. The Company also has an office in Morgan City, Louisiana and affiliated offices in Douglas, Isle of Man and Aberdeen, Scotland. Unless otherwise required by the context, the term "Company" as used herein refers to Hornbeck Offshore Services, Inc. and its consolidated subsidiaries.


RECENT PERFORMANCE



         Preliminary unaudited revenues of the Company for the three-month and nine-month periods ended September 30, 1995 were approximately $14,603,000 and $41,331,000, respectively, compared with approximately $10,418,000 and $31,731,000 for the three-month and nine-month periods ended September 30, 1994. Preliminary unaudited net income for the three-month and nine-month periods ended September 30, 1995 was approximately $2,139,000 and $4,205,000, respectively, compared with approximately $2,135,000 and $5,513,000 for the three-month and nine-month periods ended September 30, 1994. In management's opinion, all normal recurring adjustments necessary for a fair presentation of the foregoing preliminary unaudited financial information have been included therein. Net income levels for the three and nine month periods ended September 30, 1995 as compared to similar periods in 1994 were affected by non-recurring gains and decreased equity in earnings of affiliates. Third quarter and year-to-date 1994 net income included higher gains totaling $266,000 or $.02 per share attributable to the sale of certain vessels. Year-to-date results in 1994 included equity in earnings of affiliates totaling $1,362,000 or $.09 per share compared to a 1995 year-to-date equity in loss of affiliates of $335,000 or $.03 per share. Third quarter 1995 equity in earnings of affiliates totaled $223,000 compared to equity in losses of affiliates of $227,000 recorded in the second quarter of 1995.


THE OIL & GAS VESSEL ACQUISITION

         On November 15, 1994, the Company added to its fleet of vessels operating in the Gulf of Mexico by completing the acquisition of thirteen large offshore supply vessels and related assets (collectively, the "Oil & Gas Vessels") from Oil & Gas Rental Services, Inc. for aggregate consideration of $46,000,000 in cash (the "Oil & Gas Vessel Acquisition"). The Company financed a portion of the purchase price with a new $20,000,000 term loan secured by the Oil & Gas Vessels and by drawing down $3,000,000 under its new revolving credit facility. The Company obtained the remainder of the purchase price from its cash reserves.

         The Oil & Gas Vessels are considered to be among the highest quality boats operating in the Gulf of Mexico. The Oil & Gas Vessels include four 220 foot vessels and seven vessels between 188 and 192 feet. Because the vessels are all large, high-quality boats, they command premium dayrates which can run as high as 30-50% above those for standard 180 foot supply boats.

THE SEABOARD ACQUISITION


         Effective November 30, 1994, the Company's newly formed 49.9% owned affiliate, Seaboard, acquired all of the outstanding capital stock of Seaboard Offshore Group Limited ("SOGL") which, together with its subsidiaries, owns six safety standby vessels operating in the North Sea (the "Seaboard Acquisition"). The acquisition of the SOGL equity securities was accomplished for nominal consideration. To facilitate the transaction, the Company made a Pounds Sterling
1.5 million loan to SOGL and guaranteed approximately Pounds Sterling 302,000 of SOGL debt. Ravensworth Holdings Limited, the 50.1% owner of the Company's 49.9% owned North Sea affiliate, Ravensworth, guaranteed to the Company the repayment of 50.1% of the loan to SOGL. Through its 49.9% owned affiliate, Hornbeck Offshore Limited (the "North Sea Manager"), formed in conjunction with the Seaboard Acquisition, the Company positioned itself to provide management services for all of its operations in the North Sea. See "Business and Properties -- North Sea Affiliates."



SALES BY STOCKHOLDERS



         The shares of Common Stock sold pursuant to this Prospectus are owned by certain of the Company's stockholders. The Company will not receive any of the proceeds from the sale of such shares. See "Selling Stockholders."

                           NOTICE TO NON-U.S. CITIZENS


         Ownership and control of the Common Stock of the Company and shares of any other class of capital stock of the Company by non-U.S. citizens are limited by the terms of the Company's Restated Certificate of Incorporation. Under certain circumstances, transfers of capital stock to non-U.S. citizens may be void and certain capital stock owned by non-U.S. citizens may not be permitted to vote or receive dividends or other distributions. See "Description of Securities -- Foreign Ownership" and "Certain United States Tax Consequences for Non-U.S. Holders of Common Stock."

                  SUMMARY HISTORICAL AND PRO FORMA INFORMATION
             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND FLEET DATA)


                                                                                                                      Pro forma
                                                                                                                     As Adjusted
                                                                                                Six Months Ended        Year
                                                  Year Ended December 31,(1)                         June 30,           Ended
                                   -------------------------------------------------------    --------------------     Dec. 31,
                                     1990       1991       1992        1993         1994         1994        1995      1994(2)
                                   -------    -------    -------    --------    ---------     --------    --------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues  . . . . . . . . . . . .  $22,681    $20,419    $18,435    $ 47,291    $  45,834     $ 21,313    $ 26,728    $60,379
Depreciation and amortization . .    3,427      4,229      4,749       7,394       10,007        4,714       6,643     13,264
Operating profit  . . . . . . . .    7,270      2,933        567      16,371        8,767        3,732       3,829     12,320
Equity in earnings (loss) of
 affiliates . . . . . . . . . . .                              5         818        1,408          877        (558)     1,408
Net income  . . . . . . . . . . .    4,513      1,930         62      10,665        8,023        3,378       2,066      9,391
Earnings per share of Common
 Stock  . . . . . . . . . . . . .      .51        .18        .01         .90          .60          .25         .16        .70
BALANCE SHEET DATA:
Working capital . . . . . . . . .  $17,227    $10,135    $ 6,607    $ 40,987    $  14,747     $ 37,260    $ 21,094
Property and equipment, net . . .   38,862     44,138     58,783      55,396      101,563       56,876      96,703
Investments in affiliates . . . .                                     15,223       16,851       16,136      14,361
Total assets  . . . . . . . . . .   64,183     62,740     73,112     124,672      147,882      122,090     149,106
Long-term debt (less current
 portion) . . . . . . . . . . . .   12,618     13,663     14,659       7,833       21,023        4,456      18,866
Stockholders' equity  . . . . . .   40,375     37,450     46,064      99,590      106,907      103,063     107,280
FLEET DATA:
Vessel utilization rates (3). . .       89%        83%        80%         85%          80%          72%         79%
Average dayrates (4)  . . . . . .  $ 3,050    $ 2,445    $ 1,995    $  3,284    $   3,272     $  3,529    $  3,061
Number of vessels in fleet at
 end of  period   . . . . . . . .       29          3         52          51           63           53          61


----------------------
(1) Historical figures for 1990 and thereafter reflect the effect of the acquisition (the "Point Marine Acquisition") of Point Marine, Inc., and an affiliated entity from its effective date, January 30, 1990. Historical figures for 1992 and thereafter reflect the acquisition of 21 offshore service vessels (collectively, the "Petrol Acquisition") from Portal Energy Corporation, Pentad Offshore Corporation and Petrol Marine Corporation (collectively, "Petrol") from its effective date, November 19, 1992. Historical figures for 1993 and thereafter reflect the effect of the Company's acquisition of 49.9% of the outstanding capital stock of Ravensworth (the "Ravensworth Acquisition") from its effective date, July 23, 1993. Historical figures for 1994 and thereafter reflect the effects of the Oil & Gas Vessel Acquisition and the Seaboard Acquisition from their effective dates of November 15, 1994 and November 30, 1994, respectively. The historical figures, therefore, are not necessarily indicative of future results or trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business and Properties -- North Sea Affiliates."

(2) Summary pro forma operations data give effect to the Oil & Gas Vessel Acquisition as if such transaction had taken place on January 1, 1994. See the Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Information of the Company included or incorporated by reference herein.


(3) Utilization rates are average rates for all vessels based on a 365-day year. Vessels are considered utilized when they are generating charter revenue. The utilization rate for the Company's vessels at October 18, 1995, was 95%. See "Business and Properties -- The Industry."



(4) Average dayrates are average revenue per day per utilized vessel. Average dayrates of the Company reflect dayrates of all supply vessels, excluding the four large 220 foot supply vessels in the Company's fleet which typically earn dayrates significantly above other supply vessels in the Company's fleet.

                                  RISK FACTORS

         Investors should carefully consider the following risk factors before purchasing shares of the Common Stock offered by this Prospectus.

INDUSTRY CONDITIONS


         Although different geographic markets were affected at different times and to varying degrees, the level of activity in the oil and gas exploration and development industry and, therefore, the offshore marine services industry was depressed in the Gulf during the middle and late 1980s. In the period from 1988 and through the first half of 1995, the U.S. Gulf of Mexico's market experienced several periods of increased offshore activity as well as periods, both seasonal and otherwise, where demand for offshore marine services decreased. Decreased drilling activity, together with the overbuilding of new vessels in the early 1980s, resulted in an excess number of supply vessels, operating losses and a significant contraction in the offshore marine services industry serving the Gulf of Mexico in the middle and late 1980s. The number of offshore supply vessels available for service in the Gulf of Mexico dropped from a peak of approximately 700 in 1985 to 235 in 1993, before climbing to a level presently estimated to be 280. Offshore drilling, while recently improved, continues to be at relatively low levels and oil and gas prices remain volatile. A reduced level of oil and gas prices could lead to less exploration and development of offshore areas, reduced activity for the offshore marine services industry and a material adverse effect on the Company's financial condition and results of operations.


GOVERNMENT REGULATION

         The Company's vessels are subject to various statutes and regulations governing their operation and maintenance. Under the Merchant Marine Act of 1920, if persons other than U.S. citizens should in the aggregate own in excess of 25% of any class of the Company's outstanding capital stock, the Company's vessels would lose the privilege of engaging in the U.S. coastwise trade, which covers substantially all of the Company's operations in the Gulf of Mexico. In order to aid compliance with the foregoing requirements, the Company's charter contains certain provisions limiting foreign ownership of the Common Stock and any other class of capital stock. The operations of the Company are subject to federal, state and, for onshore activities, local laws and regulations relating to protection of the environment. Although the Company believes that its operations are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in offshore marine service operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, persons or the environment resulting from the Company's operations could result in substantial costs and liabilities to the Company. Without limiting the generality of the foregoing, the Company's operations are subject to the Outer Continental Shelf Lands Act, and regulations promulgated thereunder, which regulate the activities of offshore service vessels, require vessel owners and operators to demonstrate financial and operational responsibility and provide for certain limitations on the liability of vessel owners and operators. The Company's operations also are subject to the Federal Water Pollution Control Act of 1972, as amended, which imposes strict controls against the discharge of oil and other pollutants into surface waters within their jurisdiction. Any hazardous substances transported by the Company are subject to regulation under the Resource Conservation and Recovery Act and the Hazardous Materials Transportation Act. Numerous other environmental laws and regulations also apply to the operations of the Company, and such laws and regulations are subject to frequent changes. The Company's insurance policies provide coverage for accidental occurrences of seepage and pollution and/or cleanup and containment of the foregoing. Although the Company's losses from such occurrences have not historically exceeded its insurance coverage, there is no assurance that this will continue to be the case. Management believes, however, that the Company's insurance coverage is adequate and comparable to that generally carried in the offshore marine services industry. See "Business and Properties -- Certain Government Regulation" and "Description of Securities -- Foreign Ownership."

KEY PERSONNEL

         The Company is materially dependent upon the continued services of its Chairman of the Board, President and Chief Executive Officer, Larry D. Hornbeck. See "Management."

OPERATING RISKS AND INSURANCE

         The operation of marine service vessels involves an inherent risk of catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions and property losses to the vessel and its tow and cargo. Any such event may result in loss of revenues and increased costs and other liabilities. Although the Company's losses from such hazards have not historically exceeded its insurance coverage, there is no assurance that this will continue to be the case. Management believes, however, that the Company's insurance coverage is adequate and comparable to that generally carried in the offshore marine services industry.

SHARES ELIGIBLE FOR FUTURE SALE


         Of the 13,168,732 shares of Common Stock outstanding as of September 30, 1995, 2,494,712 shares (the "Restricted Shares"), including 480,588 shares being offered by Selling Stockholders hereunder, are "restricted securities" as such term is defined in Rule 144 adopted under the Securities Act, or are held by persons who may be deemed "affiliates" of the Company, and consequently are subject to the resale limitations of Rule 144. After the consummation of the offering contemplated hereby, 260,658 shares of Common Stock (all of which are Restricted Shares) will be entitled to registration under the Securities Act under certain conditions, which registration would permit the sale of such shares without regard to the provisions of Rule 144. No prediction can be made regarding the effect, if any, that eventual market sales of Restricted Shares or sales of shares of Common Stock or other securities pursuant to registration or otherwise will have on the market price for the Common Stock prevailing from time to time. There is a possibility that Restricted Shares not sold in this offering or other shares of Common Stock may be resold in the public market and that such sales may adversely affect prevailing market prices of the Common Stock.


NO DIVIDENDS

         The Company has never paid dividends on its Common Stock and expects for the foreseeable future to retain any earnings otherwise available for such dividends for use in its operations and for expansion. See "Price Range of Common Stock and Dividend Policy."

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company as of June 30, 1995 on a historical basis. This table should be read in conjunction with the Consolidated Financial Statements of the Company, the Unaudited Pro Forma Combined Financial Information of the Company and the respective related notes thereto, included or incorporated by reference herein.



                                                                                              JUNE 30, 1995
                                                                                              --------------
                                                                                              (IN THOUSANDS)
 Long-term debt (excluding current portion)  . . . . . . . . . . . . . . . . . . . . .        $       18,866
                                                                                              ==============
 Stockholders' equity:
          Common stock, $.10 par value . . . . . . . . . . . . . . . . . . . . . . . .        $        1,317
          Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . .                81,953

          Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                24,010
                                                                                              --------------
          Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . .               107,280
                                                                                              --------------
                  Total capitalization   . . . . . . . . . . . . . . . . . . . . . . .        $      126,146
                                                                                              ==============

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


         The Common Stock trades in the over-the-counter market and sales are reported on the Nasdaq National Market under the symbol "HOSS." At September 30, 1995, the Company had 230 holders of record of Common Stock. See the cover page of this Prospectus for a recent closing sale price of the Common Stock, as reported on the Nasdaq National Market.


         The following table sets forth the range of high and low sales prices of the Common Stock as reported by the Nasdaq National Market for the periods indicated.


                                                                                              PRICE RANGE OF
                                                                                               COMMON STOCK
                                                                                        -------------------------
                                                                                            HIGH          LOW
                                                                                        -----------  ------------
1992

First quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $     3-1/2  $      2-5/8
Second quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3-1/2         2-3/4
Third quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5-7/8         2-7/8
Fourth quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7-3/8         5-3/8

1993

First quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10-1/2         6
Second quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        18-1/8         9-7/8
Third quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        20-3/4        14-5/8
Fourth quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        24-3/4        12-1/2

1994

First quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        18-5/8        13-1/2
Second quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        17-3/8        12-7/8
Third quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        15-7/8        11-1/2
Fourth quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        15-1/2        12-1/4

1995

First quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        12-7/8         8-7/8
Second quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        16-5/8        11-1/4
Third quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        16-3/8        12-5/8
Fourth quarter (through October 25) . . . . . . . . . . . . . . . . . . . . . . . . .        15-5/8        13-3/4


         The Company has never paid cash dividends on its Common Stock. The Company intends to retain any future earnings otherwise available for cash dividends on the Common Stock for use in its operations and for expansion, and does not anticipate that any cash dividends will be paid in the foreseeable future. If the Company were to change its current policy of retaining earnings otherwise available for cash dividends, the Company's ability to pay cash dividends would be subject to continuing compliance with certain financial covenants in the loan agreement governing its bank term loan and revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "-- Liquidity and Capital Resources."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


         The following selected historical financial data for the Company as of and for the years ended December 31, 1990 through December 31, 1994 were derived from the audited consolidated financial statements of the Company, and as of and for the six months ended June 30, 1994 and June 30, 1995 were derived from the unaudited consolidated financial statements of the Company. Historical amounts reflect the effects of the Seaboard Acquisition after November 30, 1994, the Oil & Gas Vessel Acquisition after November 15, 1994, the Ravensworth Acquisition after July 23, 1993, the Petrol Acquisition after November 19, 1992 and the Point Marine Acquisition after January 30, 1990, and therefore are not necessarily indicative of future results or trends. The pro forma statement of operations gives effect to the Oil & Gas Vessel Acquisition as if such transaction had taken place on January 1, 1994. The historical and pro forma data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company, the Statements of Revenue and Direct Expenses for the assets involved in the Oil & Gas Vessel Acquisition, the Unaudited Pro Forma Combined Financial Information of the Company, and the respective related notes thereto, included or incorporated by reference herein.




                                                                                                                Pro Forma
                                                                                              Six Months       As Adjusted
                                                                                                Ended             Year
                                                        Year Ended December 31,                June 30,           Ended
                                        -----------------------------------------------   ------------------     Dec. 31,
                                         1990      1991      1992      1993      1994       1994       1995        1994
                                        -------   -------   -------   -------   -------   -------    -------   -----------

STATEMENT OF OPERATIONS                                     (in thousands, except per share amounts)
  DATA:
Revenues  . . . . . . . . . . . . .     $22,681   $20,419   $18,435   $47,291   $45,834   $21,313    $26,728      $60,379
Depreciation and
  amortization  . . . . . . . . . .       3,427     4,229     4,749     7,394    10,007     4,714      6,643       13,264
Operating profit  . . . . . . . . .       7,270     2,933       567    16,371     8,767     3,732      3,829       12,320
Income before income
  taxes, equity in earnings
  (loss) of affiliates and
  extraordinary charge  . . . . . .       6,616     2,919        57    14,657     9,824     3,910      3,883       12,501
Income taxes  . . . . . . . . . . .      (2,103)     (989)             (4,530)   (3,209)    1,409      1,259       (4,518)
Equity in earnings (loss) of
  affiliates  . . . . . . . . . . .                               5       818     1,408       877       (558)       1,408
Income before extraordinary
  charge  . . . . . . . . . . . . .       4,513     1,930        62    10,945     8,023     3,378      2,066        9,391
Extraordinary charge for
  early extinguishment of debt,
  net of income tax effect  . . . .                                       280
Net income  . . . . . . . . . . . .       4,513     1,930        62    10,665     8,023     3,378      2,066        9,391
Earnings per share before
  extraordinary charge: . . . . . .         .51       .18       .01       .92       .60       .25        .16          .70
Loss per share from
  extraordinary charge for early
  extinguishment of debt, net of
  income tax effect   . . . . . . .                                      (.02)
Net income per share  . . . . . . .         .51       .18       .01       .90       .60       .25        .16          .70
BALANCE SHEET DATA:
Working capital . . . . . . . . . .     $17,227   $10,135   $ 6,607   $40,987   $14,747   $37,260    $21,094
Property and equipment,
  net . . . . . . . . . . . . . . .      38,862    44,138    58,783    55,396   101,563    56,876     96,703
Investments in affiliates . . . . .                                    15,223    16,851    16,136     14,361
Total assets  . . . . . . . . . . .      64,183    62,740    73,112   124,672   147,882   122,090    149,106
Long-term debt (less
  current portion)  . . . . . . . .      12,618    13,663    14,659     7,833    21,023     4,456     18,866
Stockholders' equity  . . . . . . .      40,375    37,450    46,064    99,590   106,907   103,063    107,280

                        HORNBECK OFFSHORE SERVICES, INC.
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma combined statement of operations for the year ended December 31, 1994, combines the historical results of operations of the Company and the historical revenue and direct expenses for the assets involved in the Oil & Gas Vessel Acquisition from January 1, 1994, through the acquisition date (November 15, 1994). The statement also includes pro forma adjustments which assume that the acquisition occurred as of January 1, 1994. Assumptions underlying the pro forma adjustments are described in the Company's Notes to Unaudited Pro Forma Combined Financial Information, which should be read in conjunction with this statement. The statement should also be read in conjunction with the Consolidated Financial Statements of the Company and the Statements of Revenue and Direct Expenses for the assets involved in the Oil & Gas Vessel Acquisition incorporated by reference herein. The following Unaudited Pro Forma Combined Financial Information does not purport to be indicative of the actual results of operations which would have occurred had the operations of the Company and the operations with respect to the assets involved in the Oil & Gas Vessel Acquisition actually been combined during the full year ended December 31, 1994, or the future results of operations for the combined entity after the Oil & Gas Vessel Acquisition.

                        HORNBECK OFFSHORE SERVICES, INC.
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                           Cargo Vessel
                                                           Division (for
                                            Historical      the period
                                             Hornbeck         1/1/94
                                             Offshore        through                      Pro Forma
                                           Services,Inc.    11/15/94)     Adjustments     Combined
                                           -------------   -------------  -----------    -----------
Charter revenues  . . . . . . . . . . .   $      45,834      $ 14,545                    $    60,379
                                          -------------      --------                    -----------
Costs and expenses:
   Direct labor and other operating
     expenses . . . . . . . . . . . . .          23,484         7,323                         30,807
   Depreciation and amortization  . . .          10,007           962     $2,295(A)           13,264
   General and administrative . . . . .           3,576           412                          3,988
   Interest expense . . . . . . . . . .             864                      876(B)            1,740
   Other costs and expenses . . . . . .   $      (1,921)                                      (1,921)
                                          -------------      --------     ------         -----------
                                                 36,010         8,697      3,171              47,878
                                          -------------      --------     ------         -----------
Income before income taxes and
  equity in earnings of affiliates  . .           9,824         5,848     (3,171)             12,501
Provision for income taxes  . . . . . .          (3,209)                  (1,309)(C)          (4,518)
Equity in earnings of affiliates  . . .           1,408                                        1,408
                                          -------------      --------     ------         -----------
Net income  . . . . . . . . . . . . . .   $       8,023      $  5,848    $(4,480)        $     9,391
                                          =============      ========     ======         ===========
Earnings per share  . . . . . . . . . .   $        0.60                                  $      0.70
                                          =============                                  ===========
Common and common equivalent
shares outstanding (D)                       13,460,000                                   13,460,000

                        HORNBECK OFFSHORE SERVICES, INC.
           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


(A) This adjustment reflects depreciation expense related to the purchase price allocated to the acquired Oil & Gas Vessels. The Oil & Gas Vessels are being depreciated over a dollar-weighted-average remaining life of approximately 16 years.



(B) This adjustment relates to additional pro forma interest expense in connection with debt incurred at the date of the acquisition of the Oil & Gas Vessels at an interest rate of approximately 5.5%.



(C) This adjustment relates to a pro forma tax expense related to the historical and pro forma adjustments for the Oil & Gas Vessels for the year ended December 31, 1994.


(D) Common and common equivalent shares outstanding represent average shares outstanding on a historical basis for the Company.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is a discussion of the financial condition and results of operations of the Company. This discussion should be read in conjunction with the information contained in the financial statements and the related notes incorporated by reference herein.

GENERAL

         The Company


         The Company's operating revenue is directly affected by average dayrates and fleet utilization, which are closely aligned with the offshore oil and gas exploration and development industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. Although different geographic markets were affected at different times and to varying degrees, the level of activity in the oil and gas exploration and development industry and, therefore, the offshore marine services industry, was depressed in the Gulf during the middle and late 1980s. In the period from 1988 through the first half of 1995, the U.S. Gulf of Mexico's market experienced several periods of increased offshore activity as well as periods, both seasonal and otherwise, where demand for offshore marine services decreased. Many industry experts anticipate that increased natural gas demand will increase drilling and workover activity in the U.S. Gulf. On the other hand, a reduced level of oil and gas prices could lead to less exploration and development of offshore areas, reduced activity for the offshore marine services industry, and an adverse effect on the Company's financial condition and results of operations. In the North Sea, following the Company's 1993 acquisition of its Ravensworth affiliate, safety standby vessel demand declined due to lower drilling activity caused by oil price declines and certain tax law changes affecting that area. In 1995, the industry has experienced increased drilling activity in the North Sea; however, there is a relatively small oversupply of safety standby vessels available for charter which is causing a weakness in that market. Recently, advances in technology used in exploring for and developing oil and gas reserves has increased drilling success rates and efficiency contributing to higher offshore drilling activity levels. Oil and gas exploration and production companies can develop reserves in a lower energy price environment because of this improved technology which has led to lower finding costs. The Company cannot predict future demand levels for its markets.


         The offshore marine services industry is cyclical, with periods of increased demand for services resulting in higher utilization and dayrates and periods of lower demand resulting in lower utilization and dayrates. An upward or downward movement in dayrates has little direct impact on operating costs and expenses for a vessel. An increase or decrease in utilization of a vessel will incrementally increase or decrease certain operating costs and expenses but generally not in proportion to the associated revenue change.


         The Company's results of operations have not been significantly affected by inflation during the past five years. Since the Company's investment in Ravensworth in mid-1993, it has become exposed to potential foreign exchange gains or losses. Through June 30, 1995, the Company has not recorded any significant foreign exchange gains or losses.


         The Company seeks to expand its fleet through acquisitions when industry cycles or other factors create attractive purchase opportunities. Through acquisitions, including those described below, the Company has grown to become the operator of the second largest fleet of supply vessels both in the Gulf of Mexico and in the world. The Company's most recent significant acquisitions are described below.

         The Petrol Acquisition

         On November 19, 1992, the Company strengthened its fleet in the Gulf of Mexico by acquiring from Petrol 20 offshore supply vessels and one utility vessel for $18,500,000. The aggregate consideration paid to Petrol consisted of $4,750,000 in cash, $5,250,000 in unsecured notes issued by the Company and 1,365,462 restricted shares of Common Stock then valued at a market price of $8,500,000. As a condition to the transaction, $2,000,000 of the cash consideration was escrowed for purposes of refurbishing and recertifying seven of the acquired vessels that were not in service on the date of the acquisition. These seven vessels were subsequently repaired, refurbished, and returned to service. Because the escrowed funds were insufficient to pay for all of the costs for the required work on the seven vessels, the future debt service for the notes issued to Petrol in connection with the Petrol Acquisition was reduced by the excess of such costs over the escrowed funds, a total of approximately $1.8 million. In a transaction finalized effective March 18, 1994, the Company prepaid the balance of the unsecured notes.

         The Ravensworth Acquisition

         On July 23, 1993, the Company completed the Ravensworth Acquisition, acquiring 49.9% of the outstanding capital stock of Ravensworth and certain options to acquire the balance of such capital stock. The Company purchased the 49.9% equity interest for a purchase price of $11,000,000 payable in cash in U.S. dollars and 158,978 shares of restricted Common Stock of the Company valued at approximately $2.7 million. Based on Ravensworth's performance in 1994 measured on the basis of earnings before depreciation, interest and taxes ("EBDIT"), the option price for the 9.9% option exercised effective July 23, 1993 as part of the Ravensworth Acquisition was adjusted downward by approximately $1,800,000, resulting in the surrender and cancellation of approximately 106,000 shares of the Company's Common Stock originally issued as partial consideration for such option exercise. See "Business and Properties -- North Sea Affiliates."

         The Oil & Gas Vessel Acquisition

         On November 15, 1994, the Company added to its fleet of vessels operating in the Gulf of Mexico by completing the Oil & Gas Vessel Acquisition, acquiring thirteen large offshore supply vessels and related assets from Oil & Gas Rental Services, Inc. for aggregate consideration of $46,000,000 in cash. The Company financed a portion of the purchase price with a new $20,000,000 term loan secured by the Oil & Gas Vessels and by drawing down $3,000,000 under its new revolving credit facility. The Company obtained the remainder of the purchase price from its cash reserves.

         The Oil & Gas Vessels are considered to be among the highest quality boats operating in the Gulf of Mexico. The Oil & Gas Vessels include four 220 foot vessels and seven vessels between 188 and 192 feet. Because the vessels are all large, high-quality boats, they command premium dayrates which can run as high as 30-50% above those for standard 180 foot supply boats.

         The Seaboard Acquisition


         Effective November 30, 1994, the Company's newly formed 49.9% owned affiliate, Seaboard, acquired all of the outstanding capital stock of SOGL which, together with its subsidiaries, owns six safety standby vessels operating in the North Sea. The acquisition of the SOGL equity securities was accomplished for nominal consideration. To facilitate the transaction, the Company made a Pounds Sterling 1.5 million loan to SOGL and guaranteed approximately Pounds Sterling 302,000 of SOGL debt. Ravensworth Holdings Limited, the 50.1% owner of the Company's 49.9% owned North Sea affiliate, Ravensworth, guaranteed to the Company the repayment of 50.1% of the loan to SOGL. Through the North Sea Manager, its 49.9% owned affiliate formed in conjunction with the Seaboard Acquisition, the Company positioned itself to provide management services for all of its operations in the North Sea. See "Business and Properties -- North Sea Affiliates."


LIQUIDITY AND CAPITAL RESOURCES


         Cash provided from operating activities totaled $11,144,000 for the first six months of 1995, compared to $11,560,000 in the same period of the prior year. The Company had cash and equivalents of $14,883,000 at June 30, 1995. The change in operating cash flow occurred despite an increase in average fleet size because of lower dayrates which resulted in lower revenues and cash receipts on a per vessel basis.


         At December 31, 1994, the Company had cash and equivalents of approximately $8,572,000. For the year ended December 31, 1994, a period of downturn in the offshore marine services business, cash provided by operating activities totaled approximately $19,148,000, an increase of $2,919,000 versus the amount reported for 1993.

         In connection with the Oil & Gas Vessel Acquisition, the Company entered into a loan agreement (the "Loan Agreement") with a bank (for itself and as agent for any future lenders who may participate in the loans under the Loan Agreement) to provide a portion of the funds for the Oil & Gas Vessel Acquisition and a revolving credit facility. Under the Loan Agreement, the Company obtained a term loan in the amount of $20 million, payable over a five-year period in quarterly installments of $714,284 commencing March 31, 1995, with the balance due November 15, 1999. The term loan is secured by the 13 Oil & Gas Vessels acquired. The Loan Agreement also provides for a revolving credit facility of up to $10 million based on a Borrowing Base (as defined in the Loan Agreement) comprised of eligible accounts receivable of the Company and its subsidiaries. The loans bear interest at the bank's prime rate or, at the election of the Company, at LIBOR plus 1%.

         The Company anticipates it will be able to generate sufficient cash flow from operations to meet its debt repayment and capital expenditure requirements and be in a position to invest a portion of its cash flow in other acquisitions in the offshore marine services industry. Planned growth will be funded through future cash flow and/or additional debt or equity financing. The Company believes that it possesses sufficient unencumbered assets (recognizing that only 22 of the 56 U.S. flag vessels in which the Company has an ownership interest constitute collateral for outstanding debt) to support future debt financing. At September 30, 1995, the Company had long-term debt totalling approximately $19 million.


         Pursuant to an option agreement entered into in connection with the Ravensworth acquisition, the Company may acquire the remaining 50.1% of Ravensworth equity that it does not presently own during the period January 1, 1995 through March 31, 1997. The option price will bear interest from the original acquisition date and the option prices are subject to upward or downward adjustment based on actual Ravensworth EBDIT performance. Performance of the North Sea Manager and of Seaboard is combined with that of Ravensworth for purposes of making such EBDIT calculations. Based on Ravensworth's EBDIT performance in 1994, the option price for the 9.9% option exercised effective July 23, 1993 as part of the Ravensworth Acquisition was adjusted downward by approximately $1,800,000, resulting in the surrender and cancellation of approximately 106,000 shares of the Company's common stock originally issued as partial consideration for such option exercise. Assuming no performance adjustments and the exercise of two equal annual options to purchase the remaining Ravensworth equity on or before March 31, 1996 and March 31, 1997, respectively, the total future purchase price, including interest, would result in a payment of approximately $5.7 million in cash together with $11.4 million of Common Stock. Pursuant to option agreements entered into in connection with the Seaboard Acquisition and the formation of the North Sea Manager, the Company may acquire the remaining 50.1% of the North Sea Manager and Seaboard that it does not presently own. In connection with the exercise of its options to acquire the remaining outstanding capital stock of Ravensworth, the Company will be entitled to receive for no additional consideration a corresponding amount of the remaining equity interests in the North Sea Manager. If the Company has exercised its options to acquire the remainder of the capital stock of Ravensworth, the Company may exercise an option to acquire the remaining outstanding capital stock of Seaboard for nominal consideration through June 30, 1999, and thereafter for the appraised value of the Seaboard fleet and associated assets less the outstanding debt and a provision for contingent liabilities of Seaboard and its subsidiaries (the "Market Value").

         The Company's commitments for future capital expenditures are not material. The Company is subject to regulations which require supply vessels to be drydocked twice in a five-year period and, therefore, each year a portion of the Company's vessels undergo routine drydocking for maintenance and repairs.

RESULTS OF OPERATIONS


         Three Months Ended June 30, 1995 Versus Three Months Ended June 30,
1994



         Revenues increased $4,249,000 or 43% from $9,808,000 in the second quarter of 1994 to $14,057,000 in the second quarter of 1995. The increase was primarily attributable to higher utilization and fleet size, partially offset by lower average dayrates as reflected in the following table:



                                                                                    THREE MONTHS ENDED
                                                                                         JUNE 30,
                                                                                    ------------------
                                                                                     1994        1995
                                                                                    ------      ------
 Number of vessels in fleet at end of period . . . . . . . . . . . . . . . . .          53          61

 Average supply vessel dayrate . . . . . . . . . . . . . . . . . . . . . . . .      $3,271      $2,983

 Average fleet utilization . . . . . . . . . . . . . . . . . . . . . . . . . .          70%         84%




         Direct labor and other operating expenses increased from $5,319,000 in the second quarter of 1994 to $7,107,000 in the second quarter of 1995, an increase of $1,788,000 or 34%. This increase was due to the increase in fleet utilization and the increased number of vessels in the fleet in 1995. Generally, operating costs and expenses do not change in direct proportion to revenues. Depreciation and amortization increased $920,000 or 38% in the second quarter of 1995 compared to the second quarter of 1994. This increase was due primarily to the increase in the number of vessels in the fleet in 1995. General and administrative expenses increased $287,000 or 34% from $849,000 in the second quarter of 1994 to $1,136,000 in the second quarter of 1995 primarily because of the increase in shore-based staff to support the increased fleet size and higher legal fees.



         A $445,000 gain recognized on the sale of a vessel along with losses recognized on the sales of other assets resulted in the Company reporting a $427,000 gain on sale of assets in the second quarter of 1995.



         Equity in earnings (loss) of affiliates decreased $836,000 from earnings of $609,000 in the second quarter of 1994 to a loss of $227,000 in the second quarter of 1995. The Company's North Sea safety standby vessel affiliates recognized losses because of lower revenues due primarily to decreased utilization and dayrates.



         Interest expense increased $285,000 from $167,000 in the second quarter of 1994 to $452,000 in the second quarter of 1995. This increase was caused by the additional borrowings made in November 1994 in connection with the Oil & Gas Vessel Acquisition.



         Income taxes represent a lower or higher percentage of pretax income than an expected "statutory" rate of approximately 34% due primarily to the fact that no income tax effect is recognized for the Company's equity in earnings of foreign affiliates.



         Six Months Ended June 30, 1995 Versus Six Months Ended June 30, 1994



         Revenues increased by $5,415,000 or 25% from $21,313,000 in the first six months of 1994 to $26,728,000 in the first six months of 1995. Relevant fleet statistics affecting the Company's revenues are as follows:



                                                                                     SIX MONTHS ENDED
                                                                                         JUNE 30,
                                                                                    ------------------
                                                                                     1994        1995
                                                                                    ------      ------
 Number of vessels in fleet at end of period . . . . . . . . . . . . . . . . .          53          61

 Average supply vessel dayrate . . . . . . . . . . . . . . . . . . . . . . . .      $3,529      $3,061

 Average fleet utilization . . . . . . . . . . . . . . . . . . . . . . . . . .          72%         79%




         Revenues increased due to increased fleet utilization and the larger number of vessels in the fleet. This increase was partially offset by the impact of lower dayrates. Direct labor and other operating expenses increased from $11,084,000 in the first six months of 1994 to $14,149,000 in the first six months of 1995, an increase of $3,065,000 or 28%. This increase is due to the increased fleet utilization and the increased number of vessels in the fleet in 1995. Generally, operating costs and expenses do not change in direct proportion to revenues. Depreciation and amortization also increased because of the acquisition of vessels since June of 1994. Average depreciation on a per vessel basis increased in 1995 because vessels acquired since June of 1994 cost more than the average vessel in the fleet existing prior to such acquisition.



         The Company reported a gain of $429,000 in the sale of assets for the first six months of 1995, which is primarily attributable to the sale of a vessel in June 1995. The Company also reported a loss of $558,000 representing its share of losses of certain affiliates for the six months ended June 30, 1995 as compared to income of $877,000 in the same period of the prior year. The Company's North Sea safety standby vessel affiliates recognized losses because of lower revenues due primarily to decreased utilization and dayrates and because of higher expense levels associated with certain vessels being repaired or upgraded in anticipation of stronger market demand later in 1995.



         Interest expense increased $519,000 or 130% because of the additional borrowings made in November 1994 in connection with the Oil & Gas Vessel Acquisition.



         Income taxes represent a lower or higher percentage of pretax income than an expected "statutory" rate of approximately 34% due primarily to the fact that no income tax effect is recognized for the Company's equity in earnings of foreign affiliates. Additionally, in 1995, certain property taxes paid on vessels generated state income tax credits which lower effective state tax rates.

         Year Ended December 31, 1994 Versus Year Ended December 31, 1993

         Revenues declined by $1,457,000 or 3% in 1994 compared to 1993. The primary cause for this reduction was the decline in overall fleet utilization in 1994 to 80% compared to 85% in the prior year. Relevant fleet statistics affecting the Company's revenues are as follows:


                                                                                          YEAR ENDED
                                                                                         DECEMBER 31,
                                                                                    ----------------------
                                                                                     1993            1994
                                                                                    ------          ------
 Number of vessels in fleet at end of period . . . . . . . . . . . . . . . . .          51            63(1)

 Average supply vessel dayrate . . . . . . . . . . . . . . . . . . . . . . . .     $ 3,284        $3,272

 Average fleet utilization . . . . . . . . . . . . . . . . . . . . . . . . . .          85%           80%



-------------------------
(1) Includes 13 vessels acquired on November 15, 1994.


         Although dayrates averaged approximately the same in 1993 and 1994, market conditions differed significantly. Dayrates increased during 1993, reaching approximately $4,000 per day for average supply vessel rates by the end of 1993. Dayrates declined in 1994 through the middle of the year to approximately $3,000 per day, remained steady in much of the third quarter and increased in the fourth quarter of 1994 to slightly over $3,200 on average. Utilization declined in the first half of 1994, then increased in the second half of the year.

         Direct labor and other operating expenses increased by $2,896,000 or 14% in 1994 compared to 1993. Most of this increase was attributable to higher insurance premiums and insurance deductibles paid by the Company in 1994. Additionally, labor increased by 8.5% due to crewmembers' wage rate adjustments and payroll taxes related thereto. Generally, operating costs and expenses do not change in direct proportion to revenues.

         Depreciation and amortization increased 35% because of increased depreciation in 1994 on vessels purchased and because of a $1,630,000 increase in amortization of deferred drydocking costs compared to 1993 due to a larger fleet size that caused higher levels of deferred drydocking.

         General and administrative expenses increased 22% because of an increased number of shore-based employees required to support the Company's increased fleet, both domestically and overseas, and because of higher insurance, travel, franchise tax and shareholder-related expenses associated with a larger company.


         Equity in earnings of affiliates increased due to the inclusion in 1994 of such earnings for all of 1994 compared to inclusion in 1993 from only the July 1993 acquisition date. Full-year operating income of affiliates was actually down in 1994 compared to 1993 due to lower dayrates in 1994. Utilization and dayrates averaged approximately 84% and Pounds Sterling 3,637, respectively, during the period subsequent to the acquisition in 1993 and 71% and Pounds Sterling 3,607, respectively, during calendar year 1994. The gain on sale of assets relates to three vessels sold during the second quarter of 1994. Interest and other income increased primarily because of higher levels of investment and interest rates in 1994. Interest expense declined because of debt repayments in early 1994.

         Year Ended December 31, 1993 Versus Year Ended December 31, 1992

         Revenues and expenses increased substantially in 1993 compared to 1992. These increases are primarily the result of increases in the number of vessels in the Company's fleet due to the November 1992 Petrol Acquisition, increases in the average supply vessel dayrate and increases in the average fleet utilization as reflected in the following table:


                                                                                        YEAR ENDED
                                                                                       DECEMBER 31,
                                                                                 ------------------------
                                                                                  1992              1993
                                                                                 ------            ------
 Number of vessels in fleet at end of period . . . . . . . . . . . . . . . . .       52                51

 Average supply vessel dayrate . . . . . . . . . . . . . . . . . . . . . . . .   $1,995            $3,284

 Average fleet utilization . . . . . . . . . . . . . . . . . . . . . . . . . .       80%               85%



         The increased dayrates and utilization were caused primarily by increased drilling activity in the Gulf of Mexico. The range of average dayrates in 1993 for the Company increased from approximately $2,800 per day at the beginning of the year to approximately $4,100 per day by the end of the year.

         Revenues increased $28,856,000 or 157% from $18,435,000 in 1992 to
$47,291,000 in 1993. The significant increase was primarily attributable to higher utilization and dayrates and the increase in the average number of vessels in the Company's fleet.

         Direct labor and other operating expenses increased $9,358,000 or 83% in 1993 compared to 1992 primarily because of the significantly larger number of vessels in the fleet and higher utilization. Generally, operating costs and expenses do not change in direct proportion to revenues.

         Depreciation and amortization increased by 56% in 1993 compared to 1992 because of additional vessels purchased in late 1992 and higher drydocking amortization.

         General and administrative expenses increased 56% from $1,889,000 in 1992 to $2,938,000 in 1993 primarily because of the addition of personnel resulting from the Petrol Acquisition in late 1992.

         Net income increased $10,603,000 from net income of $62,000 ($.01 per share) in 1992 to a net income of $10,665,000 $(.90 per share) in 1993 primarily because of the larger fleet size and the higher dayrates and utilization discussed above. The increase in net income was partially offset by nonrecurring salvage expense of $945,000 recorded in 1993.

                             BUSINESS AND PROPERTIES

GENERAL


         The Company is engaged in the offshore marine services business, serving the oil and gas industry primarily in the Gulf of Mexico through its operation and management of a diversified fleet of 61 vessels, consisting of supply, tug-supply, utility, crew and specialty service vessels. These vessels enable the Company to provide a wide range of services, such as towing and anchor handling of mobile drilling rigs and equipment; transporting supplies necessary to sustain drilling, workover and production activities; supporting offshore pipelaying and construction; and assisting geophysical evaluation. Fifty-six of these vessels are owned, four are chartered and one is managed by the Company. The Company operates the second largest fleet of supply vessels both in the Gulf of Mexico and in the world. The Company also has 49.9% equity interests in Ravensworth and Seaboard, which together have the largest safety standby fleet operating in the North Sea, a combined total of 29 vessels. Founded in 1981, the Company is headquartered in Galveston, Texas and also conducts its Gulf of Mexico operations from its office in Morgan City, Louisiana. North Sea operations of Ravensworth and Seaboard are conducted from offices in Douglas, Isle of Man, and Aberdeen, Scotland.


THE INDUSTRY

         Offshore service vessels are generally used to support offshore oil and gas exploration, development and production and to provide other marine services. The largest class of offshore service vessels are supply vessels (also called workboats), which are typically at least 150 feet in length and capable of transporting drillpipe, drilling fluids and construction materials. Other service vessels include tug/supply vessels, which have more powerful engines and are capable of towing and positioning offshore rigs; crewboats, which transport personnel; special service vessels, including geophysical boats which perform offshore seismic testing functions; and safety vessels, which are available for emergency response services related to oil and gas exploration, drilling and production. Although vessels servicing the offshore oil and gas industry are used to support existing production platforms, incremental vessel demand is largely dependent on new offshore drilling activity associated with new wells or the workover of older wells. Therefore, the demand for offshore service vessels generally correlates with oil and gas prices. The level of activity in the industry has been very cyclical. The decrease in drilling activity, together with the overbuilding of new vessels in the early 1980s, resulted in an oversupply of service vessels, operating losses and significant contraction in the offshore marine services industry serving the Gulf of Mexico in the middle and late 1980s.


         Future demand for the Company's vessels will be influenced by drilling activity in the Gulf of Mexico, by the degree of success of the Company's efforts to market its vessels outside the Gulf of Mexico and by the availability of competing vessels. The number of offshore supply vessels available for service in the Gulf of Mexico dropped from a peak of approximately 700 in 1985 to 235 in 1993 before climbing to a level presently estimated to be 280, with the increase since 1993 primarily a result of redeployment of vessels to the Gulf of Mexico from other areas. Recently, there has been a small decline in vessels competing in the Gulf of Mexico. Management continues to believe that the number of vessels available in the Gulf will continue to decrease because current dayrates in the Gulf of Mexico do not justify the expense of building new vessels and current regulations prohibit foreign operators and foreign registered vessels from entering the offshore marine services business in the Gulf of Mexico. Furthermore, increased activities in overseas areas could result in reduction of Gulf fleet size as vessels are deployed to those areas. While such deployment would decrease competition in the Gulf of Mexico, it could increase the competition in other areas. It is also possible that additional vessels could be redeployed to the Gulf of Mexico from other areas.


         The Company's management believes that many of the vessels previously servicing the oil and gas industry in the Gulf of Mexico could not be readily returned to service in the Gulf of Mexico because their condition would not meet U.S. Coast Guard and other industry standards or certain restrictions imposed by MARAD on their return to offshore service vessel use in United States coastal waters. In addition, the entry into the Gulf of Mexico market of certain foreign flag vessels currently operating in foreign waters is restricted as a result of the provisions of the Merchant Marine Act of 1920, which limits vessels carrying merchandise or passengers for hire in domestic waters to U.S. flag vessels, built in U.S. shipyards, which are owned and operated by U.S. citizens.


         The cyclical nature of the offshore marine services business and the decreased number of vessels have also contributed to a reduction in the number of vessel owning and operating companies. The Company estimates that there are currently 19 other supply vessel operating companies competing in the Gulf of Mexico, significantly lower than estimates made as recently as 1990. The largest four companies (the Company, Tidewater, Inc., Ensco and Seacor Holdings, Inc.) are estimated to operate 64% of the supply vessels operating in the Gulf of Mexico. Thirteen companies have ten or fewer supply vessels.



         During the fourth quarter of 1992 and calendar 1993, supply vessel operations improved due to increased drilling activity in the Gulf of Mexico coupled with further downsizing of the industry's offshore vessel fleet. From December 1992 to December 1993, the number of contracted drilling rigs in the Gulf of Mexico increased from 109 to 137. In 1994, the number of contracted drilling rigs decreased to a low of approximately 120 before recovering to approximately 140 by year-end. Average industry utilization for offshore supply vessels, however, declined significantly from December 1993 levels of approximately 96% to a low in May 1994 of 80% due primarily to the increased number of vessels in the industry fleet. Company utilization and average supply vessel dayrates declined from December 1993 levels of approximately 89% and $4,026, respectively, to a low utilization rate of approximately 67% in June 1994, at which time the average dayrate was $3,153. On October 18, 1995, the utilization rate for the Company's vessels was 95% and the average supply vessel dayrate was $3,263. The Company believes its current utilization and average dayrates are substantially comparable to those of the other major competitors in the offshore marine services business.


THE COMPANY'S FLEET

         The Company's fleet has an average age of approximately 15 years. The Company's vessels support the entire range of the offshore exploration and development business, including towing and anchor-handling of mobile drilling rigs and equipment, transporting supplies necessary to sustain drilling, workover and production activities, supporting offshore pipelaying and construction activities, and assisting geophysical evaluation.

         The following table provides information, as of September 30, 1995, regarding the 56 vessels owned, the four vessels bareboat-chartered and the one vessel managed by the Company.



                                                  LENGTH
                                                  OVERALL                        YEAR
NAME                                              IN FEET  CLASSIFICATION      COMPLETED             IHP
----                                              -------  --------------      ---------            -----
   OWNED(1):
     HOS War Admiral  . . . . . . . . . . . .      220         Supply            1991               4,000
     HOS Man O'War  . . . . . . . . . . . . .      220         Supply            1991               4,000
     HOS Boss Hoss  . . . . . . . . . . . . .      220         Supply            1991               4,000
     HOS Sea Hero   . . . . . . . . . . . . .      220         Supply            1991               4,000
     HOS Gallant Fox  . . . . . . . . . . . .      214         Supply            1978               3,600
     HOS Sly Fox  . . . . . . . . . . . . . .      214         Supply            1978               3,600
     HOS Majestic Prince  . . . . . . . . . .      192         Supply            1979               3,900
     HOS Whirlaway  . . . . . . . . . . . . .      192         Supply            1979               3,900
     HOS Chief  . . . . . . . . . . . . . . .      192         Supply            1982               2,500
     HOS Belle  . . . . . . . . . . . . . . .      192         Supply            1982               2,500
     HOS Dark Star  . . . . . . . . . . . . .      192         Supply            1985               4,600
     HOS Native Dancer  . . . . . . . . . . .      192         Supply            1975               2,240
     HOS Sword Dancer   . . . . . . . . . . .      192         Supply            1974               2,240
     HOS Normandy   . . . . . . . . . . . . .      191         Tug/Supply        1982               4,600
     HOS Bravo  . . . . . . . . . . . . . . .      191         Tug/Supply        1982               4,600
     HOS Chaleur  . . . . . . . . . . . . . .      191         Tug/Supply        1982               4,600
     HOS Liberty  . . . . . . . . . . . . . .      191         Tug/Supply        1982               4,600
     HOS Fortune  . . . . . . . . . . . . . .      191         Tug/Supply        1979               4,600
     HOS Samson   . . . . . . . . . . . . . .      191         Tug/Supply        1979               4,600
     HOS Crusader   . . . . . . . . . . . . .      188         Supply            1981               3,000
     HOS High Quest   . . . . . . . . . . . .      188         Supply            1980               3,000
     HOS Black Gold   . . . . . . . . . . . .      188         Supply            1981               3,000
     HOS Lone Wolf  . . . . . . . . . . . . .      188         Supply            1981               3,000
     HOS Gate Dancer  . . . . . . . . . . . .      188         Supply            1981               3,000
     HOS Career Boy   . . . . . . . . . . . .      187         Supply            1973               2,250
     HOS Risen Star   . . . . . . . . . . . .      185         Supply            1977               3,600
     HOS Swaps  . . . . . . . . . . . . . . .      185         Supply            1977               3,600
     HOS Cavalcade  . . . . . . . . . . . . .      185         Supply            1977               3,600
     HOS Dover  . . . . . . . . . . . . . . .      185         Supply            1978               3,600
     HOS Barrow   . . . . . . . . . . . . . .      185         Supply            1978               3,600
     HOS Success  . . . . . . . . . . . . . .      185         Supply            1976               3,600
     HOS Conception   . . . . . . . . . . . .      185         Supply            1976               3,600
     HOS Canonero   . . . . . . . . . . . . .      180         Supply            1975               2,500
     HOS Nashua   . . . . . . . . . . . . . .      180         Supply            1978               2,500
     HOS Iron Leige   . . . . . . . . . . . .      180         Supply            1979               2,500
     HOS Gun Bow  . . . . . . . . . . . . . .      180         Supply            1979               2,500
     HOS Gallant Man  . . . . . . . . . . . .      180         Supply            1979               2,500
     HOS Seattle Slew   . . . . . . . . . . .      180         Supply            1979               2,500
     HOS High Gun   . . . . . . . . . . . . .      180         Supply            1979               2,500
     HOS Avatar   . . . . . . . . . . . . . .      180         Supply            1979               2,500
     HOS Bold Ruler   . . . . . . . . . . . .      180         Supply            1979               1,800
     HOS Alydar   . . . . . . . . . . . . . .      180         Supply            1979               2,100
     HOS Alysheba   . . . . . . . . . . . . .      180         Supply            1983               3,600
     HOS Affirmed   . . . . . . . . . . . . .      180         Supply            1975               2,100
     HOS Bold Forbes  . . . . . . . . . . . .      180         Supply            1976               2,240
     HOS Agile  . . . . . . . . . . . . . . .      180         Supply            1979               3,000
     HOS Carry Back   . . . . . . . . . . . .      180         Supply            1981               1,800
     HOS Gallant Knight   . . . . . . . . . .      175         Supply            1982               1,800
     HOS Advocator  . . . . . . . . . . . . .      170         Supply            1976               2,100

                                                  LENGTH
                                                  OVERALL                        YEAR
NAME                                              IN FEET  CLASSIFICATION      COMPLETED             IHP
----                                              -------  --------------      ---------            -----
     HOS Cape Charles   . . . . . . . . . . .      166         Supply            1981               1,800
     HOS Count Fleet  . . . . . . . . . . . .      166         Supply            1976               2,240
     HOS Shut Out   . . . . . . . . . . . . .      166         Supply            1977               2,240
     HOS Count Turf   . . . . . . . . . . . .      166         Supply            1976               2,240
     HOS Secretariat  . . . . . . . . . . . .      150         Supply            1980               1,860
     HOS Assault  . . . . . . . . . . . . . .      110         Crew              1979               2,025
     HOS Messenger  . . . . . . . . . . . . .      110         Crew              1979               2,025

   BAREBOAT CHARTERED:
     HOS Bold Venture   . . . . . . . . . . .      192         Supply            1981               2,500
     HOS Centurion  . . . . . . . . . . . . .      187         Supply            1982               2,500
     HOS Citation   . . . . . . . . . . . . .      187         Supply            1982               2,500
     HOS Determine  . . . . . . . . . . . . .      185         Supply            1982               2,500

    MANAGED:
     Gyre   . . . . . . . . . . . . . . . . .      170         Research          1979               2,250


-------------


         (1) At September 30, 1995, 22 vessels owned by the Company were pledged as security for approximately $3,606,000 of MARAD-guaranteed debt and approximately $18,571,000 of bank debt.





BUSINESS STRATEGY

         The Company's operating strategy is to provide its customers with high-quality, quick-response service and a diverse and well equipped and maintained fleet of vessels. Offshore supply fleets compete on the basis of a variety of factors, including quality and type of equipment, price, service and reputation. Management believes that the Company's operating capabilities and reputation in the offshore marine services industry allow it to compete favorably with other fleets in the Gulf of Mexico.

         Management has identified several strategies for future growth. The Company, which has made three significant Gulf fleet acquisitions and several smaller acquisitions since 1990, continues to search for opportunities to enhance its position in the Gulf of Mexico through the strategic acquisition of vessels available in that market. The Company also will seek to increase the size of its fleet by purchasing or building new vessels if market conditions justify such purchases or construction. Additionally, the Company continues to pursue potential opportunities for growth in the offshore marine services business in international markets, as evidenced by the July 1993 Ravensworth Acquisition and the November 1994 Seaboard Acquisition. See "-- North Sea Affiliates."

CUSTOMERS AND CHARTER TERMS

         Substantially all of the Company's charters in the Gulf of Mexico are short-term contracts (30 to 45 days) or spot contracts (less than 30 days) and all are cancelable upon short notice. The terms of charters are determined through negotiation and vary widely. Because of renewals, the stated duration of charters frequently has little relationship to the actual time a vessel is chartered to a particular customer. Charters are obtained through competitive bidding or, with established customers, through negotiation. The Company believes that the short terms of its charters can be advantageous as they will enable the Company to benefit from any increase in dayrates resulting from increased demand in the offshore marine services industry. Conversely, the short charter terms do not protect the Company against any decrease in utilization or dayrates resulting from a downturn in the industry. As discussed below, Ravensworth and Seaboard generally conduct their business pursuant to longer term contracts for vessel support service.

         The Company's customers consist principally of major and independent oil and gas exploration and development companies. During 1994, the vessels were chartered to 114 customers. The number and identity of the Company's customers vary from year to year. In past years, several customers have accounted for 10% or more of the Company's consolidated revenues, although the identity of such customers varies from year to year. Typically, invoices for services were paid within 30 to 45 days of the invoice date. Because of the variety and number of customers each year, the Company's management believes that the loss of any one customer would not have a material adverse effect on the Company.

CERTAIN GOVERNMENT REGULATION

         Many aspects of the offshore marine services industry are subject to direct governmental regulation. The Company is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessels at will. The operations of Ravensworth and Seaboard and the North Sea Manager are subject to direct governmental regulation, including by the Department of Transportation and the Health and Safety Executive of the United Kingdom. If the Company expands its operations to foreign waters, it will also be subject to regulation by other governments.

         In addition to laws and regulations directly affecting the Company, the Company's business is also influenced by laws, regulations and policies which impact the drilling programs of its customers and of the oil and gas industry as a whole.

         The operations of the Company are subject to federal, state and, for onshore activities, local laws and regulations relating to protection of the environment. Although the Company believes that its operations are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in offshore marine service operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, persons or the environment resulting from the Company's operations could result in substantial costs and liabilities to the Company. Without limiting the generality of the foregoing, the Company's operations are subject to the Outer Continental Shelf Lands Act, and regulations promulgated thereunder, which regulate the activities of offshore service vessels, require vessel owners and operators to demonstrate financial and operational responsibility and provide for certain limitations on the liability of vessel owners and operators. The Company's operations also are subject to the Federal Water Pollution Control Act of 1972, as amended, which imposes strict controls against the discharge of oil and other pollutants into surface waters within their jurisdiction. Any hazardous substances transported by the Company are subject to regulation under the Resource Conservation and Recovery Act and the Hazardous Materials Transportation Act. Numerous other environmental laws and regulations also apply to the operations of the Company, and such laws and regulations are subject to frequent changes. The Company's insurance policies provide coverage for accidental occurrences of seepage and pollution and/or cleanup and containment of the foregoing. Although the Company's losses from such occurrences have not historically exceeded its insurance coverage, there is no assurance that this will continue to be the case. Management believes, however, that the Company's insurance coverage is adequate and comparable to that generally carried in the offshore marine services industry.

         The Company has received and is responding to a subpoena for documents from the United States District Court for the Southern District of Texas, Houston Division. The scope of the subpoena suggests an interest in the Company's compliance with certain environmental statutes and regulations, violations of which could carry both civil and criminal liabilities. The subpoena seeks information concerning the Company's vessels since January 1, 1993 regarding vessel operations as they relate to the purchase, use and disposition of petroleum and related products.

         It is the Company's policy to comply with all applicable laws, including laws designed to protect the environment. While management and the board of directors of the Company do not believe that any outcome of the investigation would have a material adverse effect on the financial position of the Company, they cannot predict the nature or ultimate outcome of the investigation or any proceeding that might be based thereon.

NORTH SEA AFFILIATES

         Business

         Ravensworth and Seaboard, through their subsidiaries, are engaged in the offshore marine services business primarily serving the oil and gas industry in the North Sea by providing safety standby vessels. Under the United Kingdom's Offshore Installations (Emergency Procedures) Regulations 1976 and Code for the Assessment of the Suitability of Standby Vessels, as revised in 1991 (collectively, the "Safety Code"), existing manned platforms and offshore drilling rigs are subject to offshore marine safety requirements and offshore operations and operators are required to engage and maintain the availability of safety standby vessels. The Safety Code requires that a vessel "standby" to provide a means of rescuing platform or rig personnel in the event of an emergency at such an offshore facility.


         Through the combined fleet of 29 vessels, 23 owned and six chartered, Ravensworth and Seaboard provide such safety standby services, generally pursuant to long-term charters. Of the 29 vessels, 23 are currently under charters as of September 30, 1995. Seven of these charters expire in 1995, seven expire in 1996, four expire in 1997, two expire in 1999, one expires in 2002 and two expire in 2003. Charters at Ravensworth and Seaboard are generally terminable upon varying notice periods, and certain charters provide for compensation for early termination or effectively prohibit termination due to charter rates being above then prevailing market rates. Due to the requirement to maintain a safety standby vessel in the operational area 24 hours per day, seven days per week, most charters provide for the safety standby service to be provided without specifying a particular vessel, thus allowing Ravensworth and Seaboard to move their vessels to an alternative project, to shipyards for repairs and maintenance, or to port to exchange crews and take on fuel and supplies, by replacing the primary vessel with a relief vessel. The requirement for constant coverage, however, requires, as a practical matter, that Ravensworth and Seaboard have vessels available for substitution when primary vessels are off-line and therefore prohibits commitment of all vessels to separate full time charters. From time to time, under short-term arrangements, Ravensworth and Seaboard may either charter in other vessels to meet their contractual commitments or charter out their own vessels to enable third parties to meet similar obligations. Recently, safety standby vessel utilization in the North Sea has been negatively affected by sharing arrangements, whereby operations with facilities in close proximity to one another coordinate in order to share safety standby vessel support.


         Dayrates for the Ravensworth and Seaboard vessels are not comparable to Gulf of Mexico supply vessel dayrates because (i) they are governed by long-term charters and (ii) the rates are designed to cover significant additional costs borne by Ravensworth and Seaboard not applicable to supply vessel operations. These additional costs include larger, more expensive crews and fuel costs. Fuel costs are normally paid by the customer in supply vessel operations.

         All of the Ravensworth vessels and all of the Seaboard vessels are operated by Seaboard and the North Sea Manager. The crews and officers who work on the vessels are employed by foreign subsidiaries of Ravensworth and Seaboard.


         Ravensworth has three full time and two part time employees who perform general and administrative functions of the Ravensworth operations and oversee the safety standby operations generally, including the contractual relations with clients. Seaboard, which is over time transferring management to the North Sea Manager, and the North Sea Manager together have 35 employees who manage day-to-day operations.



         Ravensworth's 23 vessels are registered as British ships, with ports of registry at Douglas, Isle of Man; Aberdeen, Scotland; Glasgow, Scotland; or London, England. Five of Seaboard's vessels are registered as British ships, and one Seaboard vessel is registered as a Bahamian ship, all with ports of registry at Inverness, Scotland. All of these vessels are subject to the laws of the applicable jurisdiction as to ownership, registration and manning of vessels. In addition, such vessels are subject to the requirements of a number of international conventions to which the jurisdictions where the vessels are registered are parties. Further, vessels operated as safety standby vessels in the U.K. sector of the North Sea are subject to the requirements of the Department of Transportation and of the Health and Safety Executive of the United Kingdom pursuant to the Safety Code.


         Ravensworth and Seaboard Fleets


         The following table provides information as of September 30, 1995, regarding the 29 vessels in which either Ravensworth or Seaboard has an interest, each of which is a safety standby vessel.


                                                                           LENGTH               YEAR
                                                                           OVERALL           COMPLETED/
                                      NAME                                 IN FEET           CONVERTED           IHP
                                      ----                                 -------           ---------           ---
             RAVENSWORTH OWNED:
                  Seaboard Snipe   . . . . . . . . . . . . . . .             185             1972/1992          3600
                  Scott Guardian   . . . . . . . . . . . . . . .             180                1993            2250
                  Trafalgar Guardian   . . . . . . . . . . . . .             180                1994            2250
                  Seaboard Swan  . . . . . . . . . . . . . . . .             175             1971/1991          4200
                  Seaboard Transporter   . . . . . . . . . . . .             175             1971/1990          4200

                                                                           LENGTH               YEAR
                                                                           OVERALL           COMPLETED/
                                      NAME                                 IN FEET           CONVERTED           IHP
                                      ----                                 -------           ---------           ---
                  Seaboard Skua  . . . . . . . . . . . . . . . .             175             1971/1991          4200
                  Seaboard Carrier   . . . . . . . . . . . . . .             175             1967/1990          3000
                  Seaboard Scout   . . . . . . . . . . . . . . .             175             1974/1990          2500
                  Sunset Baronet   . . . . . . . . . . . . . . .             175             1985/1992          2200
                  Sunset Earl  . . . . . . . . . . . . . . . . .             175             1985/1991          2200
                  Safe Protector   . . . . . . . . . . . . . . .             175             1973/1991          2200
                  Sunset Searcher  . . . . . . . . . . . . . . .             174             1985/1991          4200
                  Sunset Seeker  . . . . . . . . . . . . . . . .             174             1985/1991          4200
                  Seaboard Capella   . . . . . . . . . . . . . .             168             1968/1991          2500
                  Seaboard Swallow   . . . . . . . . . . . . . .             165             1972/1990          2500
                  Seaboard Swift   . . . . . . . . . . . . . . .             165             1973/1990          2500
                  Seaboard Castor  . . . . . . . . . . . . . . .             154             1947/1992          1100

             RAVENSWORTH SALE/CHARTER/PURCHASE INTEREST:(1)
                  Seaboard Sapphire  . . . . . . . . . . . . . .             182             1980/1990          2700
                  Seaboard Supreme   . . . . . . . . . . . . . .             182             1981/1990          2700
                  Seaboard Sentry  . . . . . . . . . . . . . . .             182             1979/1990          2700
                  Seaboard Support   . . . . . . . . . . . . . .             182             1979/1990          2700
                  Seaboard Sceptre   . . . . . . . . . . . . . .             180             1981/1990          2700
                  Seaboard Sovereign   . . . . . . . . . . . . .             180             1979/1990          2700

             SEABOARD OWNED:
                  Seaboard Implacable  . . . . . . . . . . . . .             245             1965/1984          2500
                  Seaboard Illustrious   . . . . . . . . . . . .             234             1972/1986          2160
                  Seaboard Integrity   . . . . . . . . . . . . .             231             1969/1985          1750
                  Seaboard Intrepid  . . . . . . . . . . . . . .             231             1969/1985          1750
                  Seaboard Invincible  . . . . . . . . . . . . .             231             1971/1986          2400
                  Seaboard Coral   . . . . . . . . . . . . . . .             200             1977/1992          4200


--------------------

         (1) These six vessels are operated under charters. Pursuant to agreements entered into at the time the vessels were sold and chartered back, Ravensworth may acquire the owners of the vessels or be required to repurchase such vessels from such owners.

RAVENSWORTH ACQUISITION TERMS

         On July 23, 1993, the Company effected the Ravensworth Acquisition by acquiring 49.9% of the outstanding capital stock of Ravensworth from Ravensworth Holdings Limited ("RHL"), the sole beneficial holder of the outstanding capital stock of Ravensworth, for a purchase price of $11 million in cash and approximately $2.7 million in the form of 158,978 restricted shares of Common Stock of the Company.

         In connection with the Ravensworth Acquisition, the Company acquired options to purchase the remaining outstanding capital stock of Ravensworth, exercisable after January 1, 1995 in two equal annual installments, with the first option exercisable on or before March 31, 1996 (the "1995 Option") and the second option exercisable on or before March 31, 1997 (the "1996 Option").


         The Company may, at its election, accelerate the exercise of the 1996 Option to any date on or after January 1, 1995. The 1996 Option will expire unless the 1995 Option is exercised in full. The consideration payable upon exercise of the 1995 Option and the 1996 Option is to be paid one-third in cash and two-thirds in Common Stock valued at Market Price, as defined in the applicable agreements. The Company may elect to pay in U.S. dollars any payments that would otherwise be made to RHL in the Company's Common Stock. The per share option exercise prices are equal to the per share price originally paid by the Company for its initial 49.9% investment, plus simple interest at 7% (compounded annually) from the closing of the initial acquisition through date of payment. The aggregate option payment for the 1995 Option (or the 9.9% option exercised as part of the Ravensworth Acquisition) is subject to reduction by 50% of any deficit in actual Ravensworth EBDIT below a target EBDIT for 1994 and 1995, and the option payment for the 1996 Option will be reduced by 25% of such deficit for 1996. Based on Ravensworth's EBDIT performance in 1994, the option price for the 9.9% option exercised in 1993 was adjusted downward by approximately $1,800,000, resulting in the surrender and cancellation of approximately 106,000 of such 158,978 shares of the Company's Common Stock. Any downward adjustment in excess of the aggregate option payment otherwise payable with respect to the 1995 Option will be carried forward as an adjustment to any future option payment or, if not fully so utilized, applied against the Put payment described below, if applicable, or applied in connection with payments called for under the third party sale arrangement discussed below. The maximum decrease in option payment with respect to any year for which EBDIT is measured against a specified target is limited to $4 million. Any decrease in excess of $4 million for any such year will not be carried forward.


         The Company is required to pay RHL annual performance incentives equal to 50% of the excess, if any, of actual Ravensworth EBDIT over certain targeted EBDIT levels with respect to fiscal year 1995, and 25% with respect to fiscal year 1996 (the "Performance Incentives"). The maximum Performance Incentive payment in any year for which EBDIT is measured against a specified target is limited to $4 million. If Performance Incentives are required, they will be paid in cash in U.S. dollars. Future Performance Incentives are payable only if the Company exercises the 1995 Option.

         If the Company exercises the 1995 Option but does not exercise the 1996 Option, RHL has a corresponding "put" (the "Put"), upon termination of the option exercise period, to require the Company to purchase the shares of Ravensworth covered by the 1996 Option at the same price, including adjustments, and for the same consideration as is applicable to the 1996 Option. If the Company does not exercise the 1995 Option by March 31, 1996, the 1995 Option and the 1996 Option will expire and either the Company or RHL will have the right to initiate the sale of Ravensworth to an unrelated third party. In the event such a third party makes an offer that is accepted by RHL or the Company, as the case may be, but rejected by the other, the rejecting party shall be obligated to purchase the accepting party's Ravensworth shares on terms and conditions substantially identical to the terms and conditions of the offer made by the third party.

         Pursuant to rights granted in connection with the Ravensworth Acquisition, the Company is entitled to nominate directors to be elected to the Board of Directors of Ravensworth commensurate with its ownership interest in Ravensworth, and RHL has agreed to vote its shares for the Company's designees to Ravensworth's Board. The Company has nominated and caused to be elected three directors to the six-member Board of Directors of Ravensworth. In addition, the consent of the Company is required before Ravensworth takes certain significant actions.


SEABOARD ACQUISITION TERMS



         Effective November 30, 1994, the Company's newly formed 49.9%-owned affiliate, Seaboard, effected the Seaboard Acquisition by acquiring all of the outstanding capital stock of SOGL which, together with its subsidiaries, owns six (6) safety standby vessels operating in the North Sea. The acquisition of the SOGL equity securities was accomplished for nominal consideration. To facilitate the transaction, the Company made a Pounds Sterling 1.5 million loan to SOGL and guaranteed approximately Pounds Sterling 302,000 of SOGL debt. RHL, the 50.1% owner of the Company's 49.9% owned North Sea affiliate, Ravensworth, guaranteed to the Company the repayment of 50.1% of the loan to SOGL.


         The North Sea Manager, the Company's 49.9% owned affiliate formed in conjunction with the Seaboard Acquisition, provides management services to the six Seaboard vessels as well as the 23 Ravensworth vessels. The remaining 50.1% equity interest in Seaboard and the remaining 50.1% equity interest in North Sea Manager are owned by RHL. In connection with the exercise of its options to acquire the remaining outstanding capital stock of Ravensworth, the Company will be entitled to receive for no additional consideration a corresponding amount of the remaining equity interests in North Sea Manager. If the Company has exercised its options to acquire the remainder of the capital stock of Ravensworth, the Company may exercise an option to acquire the remaining outstanding capital stock of Seaboard for nominal consideration through June 30, 1999, and thereafter at Market Value, as defined.

         In connection with consummating the Seaboard Acquisition, SOGL's existing loans were restructured on a substantially non-recourse basis to the Company. In addition, the transaction made provisions to bring the full management function for both the Ravensworth and Seaboard fleets under the control of the Company and RHL through the North Sea Manager, a major milestone in the development of the Company's North Sea presence.

         The performance of Seaboard and its subsidiaries and the North Sea Manager will be combined with the performance of Ravensworth for purposes of calculating EBDIT-based performance incentives or option price adjustments provided for in the Ravensworth Acquisition.

         Pursuant to rights granted in connection with the Seaboard Acquisition and the formation of the North Sea Manager, the Company is entitled to nominate directors to be elected to the boards of directors of Seaboard and the North Sea Manager commensurate with its ownership interests in such companies, and RHL has agreed to vote its shares for the Company's designees to such companies' boards. The Company has nominated and caused to be elected the appropriate directors to the boards of directors of such companies. In addition, the consent of the Company is required before Seaboard or the North Sea Manager take certain significant actions.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table and descriptions set forth information regarding directors and executive officers of the Company. Directors are elected at the Company's annual meeting of stockholders and serve for one-year terms or until their successors are elected and qualified, or until their earlier resignation or removal in accordance with the Company's bylaws. Officers are elected annually by the Board of Directors and serve for one-year terms or until their successors are chosen or until their resignation or removal.


         NAME                     AGE                            POSITION
         ----                     ---                            --------
Larry D. Hornbeck                 56             Chairman of the Board of Directors, President and
                                                   Chief Executive Officer
Bernie W. Stewart                 51             Senior Vice President and Chief Operating Officer
Robert W. Hampton                 44             Vice President, Treasurer and Chief Financial Officer
Roger M. Sykes                    51             Vice President - Marketing
Terry Jett                        51             Vice President of Sales, Manager - East
Harvey C. Haskett                 53             Vice President of Sales - West
Richard R. Ellison                44             Vice President and Secretary
John D. Opiela                    37             Vice President and Controller
Robert E. Schuller, Jr.           65             Director
Billy Pugh                        71             Director
Warren B. Idsal                   49             Director
Anthony W. Henfrey                50             Director
L. E. Simmons                     49             Director
Bruce W. Hunt                     37             Director


         Larry D. Hornbeck is Chairman of the Board, President and Chief Executive Officer of the Company. He has held these positions and has been a director since he founded the Company in January 1981. Prior to 1981, Mr. Hornbeck was Chairman of the Board, President and Chief Executive Officer of Seal Fleet, Inc., a publicly held international offshore supply vessel company. Mr. Hornbeck has more than 26 years of senior management experience in the offshore marine services industry, including international operations. He also serves as a director of Coastal Towing, Inc.

         Bernie W. Stewart has been Senior Vice President and Chief Operating Officer of the Company since February 1995. From October 1993 until he joined the Company, he pursued various business opportunities. From 1986 to October 1993, Mr. Stewart was President of Western Oceanic Inc., a wholly owned subsidiary of The Western Company of North America.

         Robert W. Hampton has been Vice President, Treasurer and Chief Financial Officer of the Company since February 1990. He was Vice President of American Exploration Company, a publicly held independent oil and gas company, from 1986 to 1989. From 1982 to 1986, Mr. Hampton was a Senior Manager in the Houston office of Price Waterhouse. Mr. Hampton has more than five years of experience in the offshore marine services industry.






         Roger M. Sykes has been Vice President Marketing of the Company since March 1993 and from January 1992 to March 1993 he was the Vice President International of the Company. He was Director of International Marketing of Zapata Gulf Marine from 1985 to December 1991. Mr. Sykes has managed international and domestic marketing of offshore marine service vessels for more than 21 years.


         Terry Jett has been Vice President of Sales, Manager East of the Company since March 1993 and prior to that he was a Vice President of Operations and Chief Operating Officer of the Morgan City office from January 1990 to March 1993.

He was Vice President of Point Marine, Inc. from August 1976 until January 1990. Mr. Jett has more than 23 years of experience in the offshore marine services industry.

         Harvey C. Haskett has been Vice President of Sales West of the Company since March 1993 and prior to that he was a Vice President of Operations of the Company from December 1981 to March 1993. He was a director of the Company from May 1982 to June 1989. Prior to joining the Company in 1981, Mr. Haskett was an officer of Seal Fleet, Inc., a publicly held offshore supply vessel company. Mr. Haskett has more than 23 years of experience in the offshore marine services industry.

         Richard R. Ellison has been Vice President and Secretary of the Company since August 1987. Mr. Ellison also served as Treasurer until February 1990. He was a director of the Company from August 1987 to June 1989. From December 1980 to August 1987, Mr. Ellison was Assistant Treasurer of Texas Foundries, Inc., which manufactures custom castings. Mr. Ellison has more than seven years of experience in the offshore marine services industry.

         John D. Opiela has been Vice President and Controller of the Company since March 1993 and prior to that he was Vice President and Controller of the Morgan City office from January 1990 to March 1993. He was the Controller of Point Marine, Inc. from November 1988 until January 1990. From 1983 through November 1988, Mr. Opiela worked for the accounting firm, L.D. Crocker and Company. Mr. Opiela has more than six years of experience in the offshore marine services industry.

         Robert E. Schuller, Jr. has been President of Schuller & Allan, Inc., a naval architectural and engineering firm since 1966. He has been a director of the Company since 1981.

         Billy Pugh has been the President of Ingleside Marine, Inc. since October 1989. Mr. Pugh served as the President and a director of Billy Pugh Offshore, Inc. and its predecessors from 1956 to October 1989 and served as Vice President of Owens Well Service, Inc. from October 1989 until his retirement in November 1992. He has been a director of the Company since 1981.

         Warren B. Idsal has been a Senior Vice President and Director of Corporate Finance for Principal Financial Securities, Inc. ("Principal") since August 1991. From January 1991 until he joined Principal, he served as Deputy Treasurer of the Texas State Treasury. From February 1990 to December 1990, Mr. Idsal was a principal and executive officer of Benedetto, Gartland & Greene, Inc., an investment banking firm. Mr. Idsal has been a director of the Company since 1989.

         Anthony W. Henfrey served from November 1987 to April 1990 as a Managing Director of Simmons & Company International, an investment banking firm specializing in the oil and gas service and equipment industry. He has been a private investor since April 1990. From February 1991 to November 1994 he was Executive Chairman and since November 1994 has been Non-Executive Chairman of Oceonics Group PLC, an offshore services company headquartered in Great Yarmouth, England. He served from July 1994 to April 1995 as Director and from November 1994 to April 1995 as Deputy Chairman of Pavilion Service Group, a leading retailer of gasoline, convenience store merchandise and catering service on the UK freeway network, headquartered in Uxbridge, England. He has been a director of the Company since August 1990.

         L. E. Simmons has for more than five years served as President of L. E. Simmons & Associates Incorporated (formerly SCF Investment Partners, Inc.), which, through an affiliate, manages private institutional investment partnerships. He has been a director of the Company since 1991. Mr. Simmons also serves as a director of Zions Bancorporation and Computalog Limited.

         Bruce W. Hunt has been President of each of Petro-Hunt Corporation, Portal Energy Corporation and Petrol Marine Corporation since 1988, and Vice President of Pentad Resources, Inc., since 1992. He has been a director of the Company since 1992.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the Common Stock owned by each of the Selling Stockholders:


                                                     OWNERSHIP PRIOR                              OWNERSHIP AFTER
                                                     TO THE OFFERING                                THE OFFERING
                                                  -----------------------                      -----------------------
                                                                                  SHARES TO
                                                     NUMBER      PERCENT           BE SOLD      NUMBER        PERCENT
                                                    -------      -------          ---------     ------        -------
 Distributees of HOS-2 Partners, L.P. (1):

      British Empire Securities
        & General Trust plc                          12,784        *               12,784         -0-

      Sundial International
        Fund Limited                                 57,671        *               57,671         -0-

      Grandmony Holdings Inc.                        31,767        *               31,767         -0-

      Pegasus Holding Corp                           57,671        *               57,671         -0-

      The University of Texas
        Permanent University
        Fund                                         76,894        *               76,894         -0-

      The Board of Regents of the
      University of Texas System                     19,224        *               19,224         -0-

      FSI Corporation                                58,449        *               58,449         -0-

      Hillman/Chesapeake
        Limited Partnership                         115,388        *              115,388         -0-

      L. E. Simmons(2)                               91,054        *               39,848         51,206         *

      L. E. Simmons &
        Associates Incorporated                       2,761        *                  570          2,191         *

      Simmons & Company
        Holdings                                    118,189        *               10,322        107,867         *
                                                    -------                       -------        -------
                                                    641,852                       480,588        161,264
                                                    =======                       =======        =======


---------------------
*        Less than one percent.


(1) Each of the distributees was formerly a partner of HOS-2 Partners, L.P. and received the shares of Common Stock to be sold by it hereunder in a distribution from such partnership, except that 1,191 shares being sold by L. E. Simmons & Associates Incorporated were received in a distribution from HOS Partners, L.P.



(2)      L. E. Simmons is a member of the Company's board of directors.



         In connection with the financing of the 1990 Point Marine Acquisition, the Selling Stockholders received registration rights from the Company pursuant to which the Company is paying the expenses of the Selling Stockholders in connection with this offering other than any underwriting fees, discounts or commissions attributable to the shares being sold by the Selling Stockholders and the travel costs and fees of counsel for the Selling Stockholders.


                              PLAN OF DISTRIBUTION


         The shares of Common Stock offered by this Prospectus may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System, Inc., on any exchange on which the Common Stock may then be listed, or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares of Common Stock to or through broker-dealers, and such broker-dealers may sell the shares of Common Stock as agent or may purchase such shares of Common Stock as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares of Common Stock from whom they may act as agent (which compensation may be in excess of customary commissions).



         The Company has informed the Selling Stockholders that the antimanipulative rules under the Exchange Act (Rules 10b-6 and 10b-7) may apply to their sales of shares of Common Stock offered by this Prospectus in the market. Also, the Company has informed the Selling Stockholders of the need for delivery of copies of the Prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.



         In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act and any profit on the sale by them of the shares of Common Stock offered by this Prospectus and any discounts and commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. In addition, any of the shares of Common Stock that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.



         The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock offered by this Prospectus. Certain of the fees and expenses of this Registration Statement will be borne by the Company. See "Selling Stockholders."



         In order to comply with certain state securities laws, if applicable, the shares of Common Stock offered by this Prospectus will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.



         The shares of Common Stock originally issued by the Company to the Selling Stockholders bear legends as to their restricted transferability. Upon the effectiveness of the Registration Statement of which this Prospectus is a part, and the transfer by the Selling Stockholders of any of the shares of Common Stock pursuant thereto, new certificates representing such shares will be issued to the transferee, free of any such legends unless otherwise required by law.


                            DESCRIPTION OF SECURITIES


         A total of 25,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), is authorized by the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), of which 13,168,732 shares are issued and outstanding as of September 30, 1995. All outstanding shares of Common Stock (including the shares of Common Stock offered by the Selling Stockholders) are duly and validly issued, fully paid and nonassessable. The holders of Common Stock do not have any preemptive right to subscribe for or to purchase any additional securities issued by the Company. There are no conversion, redemption or sinking fund provisions associated with the Common Stock.


         Dividends. Dividends may be paid on the Common Stock out of any funds legally available for such purpose when, as and if declared by the board of directors, but subject to the payment or provision for payment of all dividends required on outstanding shares of the preferred stock and of any other stock ranking prior to Common Stock as to dividends. See "Price Range of Common Stock and Dividend Policy."

         Voting Rights. Each holder of Common Stock is entitled to one vote per share on all matters voted on by the stockholders of the Company, subject to voting rights of holders of preferred stock.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of any stock ranking prior to Common Stock in the distribution of assets upon liquidation, the holders of shares of Common Stock and the holders of any other stock ranking on a parity with Common Stock in the distribution of assets upon liquidation will be entitled to share ratably in the remaining assets of the Company.

         Transfer Agent. The transfer agent and registrar of the Company's Common Stock is First Interstate Bank of Texas, N.A., Houston, Texas.

PREFERRED STOCK


         A total of 5,000,000 shares of preferred stock, par value $1.00 per share, is authorized by the Company's Restated Certificate of Incorporation. A total of 500,000 shares of preferred stock has been designated as Series B Junior Participating Preferred Stock ("Series B Preferred Stock") in connection with the Company's Stockholder Rights Plan discussed below. No other series of preferred stock is designated and, as of September 30, 1995, no shares of preferred stock are outstanding.


STOCKHOLDER RIGHTS PLAN AND CERTAIN CHARTER AND BYLAW PROVISIONS

         The Company's board of directors adopted a Stockholder Rights Plan (the "Plan") on June 20, 1995 and declared a dividend of one right ("Right") for each outstanding share of the Company's Common Stock to stockholders of record on July 5, 1995. The Rights only become exercisable, and transferable apart from the Company's Common Stock, ten business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 20% or more of the Company's Common Stock (each a "Triggering Event").

         Each Right initially entitles the holder to purchase one one-hundredth of one share of the Company's Series B Preferred Stock at a price of $60.00, subject to adjustment. In the event that a person becomes a 20% or more holder ("Acquiring Person") of the Company's Common Stock, each holder of a Right (other than the Acquiring Person) will be entitled, instead, to receive upon exercise of each Right a number of shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a current market price equal to twice the exercise price for one one-hundredth of a share of Series B Preferred Stock. Similarly, if after a Triggering Event the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power are sold or transferred, each Right will entitle the holder thereof (other than the Acquiring Person) to receive a number of shares of common stock of the acquiring company having a current market price equal to twice the exercise price for one one-hundredth of a share of Series B Preferred Stock.


         The Rights may be redeemed by the Company in whole, but not in part, at a redemption price of $.01 per Right at any time before the Rights become exercisable. The Rights will expire on June 20, 2005. Pursuant to the Plan, all 500,000 shares of the Company's Series B Preferred Stock have been reserved for issuance upon exercise of Rights.


         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company without the approval of the Company's board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Company's board of directors can redeem the Rights or approve certain offers, the Rights should not interfere with any merger or other business combination approved by the Company's board of directors.

         The description and terms of the Rights are set forth in a Rights Agreement between the Company and First Interstate Bank of Texas, N.A., as Rights Agent.

         Under Delaware law the power to adopt, amend and repeal bylaws is conferred solely on the stockholders unless the corporation's certificate of incorporation also confers this power upon its board of directors. The Company's Restated Certificate of Incorporation grants this power to the board of directors. The Restated Certificate of Incorporation requires the affirmative vote or consent of holders of not less than 66-2/3% of each class of stock of the Company issued and outstanding and entitled to vote in elections of directors of the Company to approve the merger or consolidation of the Company with any other corporation, or the liquidation of the Company. A provision of the Company's bylaws provides that a special meeting of stockholders may be called only by the chairman of the board of directors, the president, three or more directors or the holders of not less than one-quarter of the shares having voting power at the meeting. These provisions, in addition to the Plan and the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging a given transaction or change of management deemed undesirable by the board of directors even if such transaction or change is favorable to the interests of stockholders.

FOREIGN OWNERSHIP


         Under the Merchant Marine Act of 1920, the transportation of merchandise or passengers for hire in domestic waters is limited to vessels owned by U.S. citizens that are built in, and registered under the laws of, the United States. For purposes of these requirements, no corporation is deemed a U.S. citizen unless, among other things, no more than 25% of any class of its voting securities are owned by non-U.S. citizens, none of the corporation's chief executive officer, president or chairman of the board are non-U.S. citizens and no more than a minority of its board of directors necessary to constitute a quorum are non-U.S. citizens. If the Company should fail to meet any of the foregoing citizenship requirements, its vessels become ineligible to engage in trade in U.S. domestic waters. Furthermore, the foregoing citizenship requirements must be met in order for the Company to continue to qualify for MARAD-guaranteed financing that currently exists with respect to certain of its vessels. Certain provisions of the Company's Restated Certificate of Incorporation are intended to aid compliance with the foregoing requirements regarding non-U.S. citizen ownership. Based on the composition of its management and board of directors and the most recent annual test of its stock ownership, the Company meets these citizenship requirements.



         Under the provisions of the Restated Certificate of Incorporation (i) any transfer, or attempted or purported transfer, of any shares of capital stock which would result in the ownership or control by one or more persons who is not a U.S. citizen for purposes of United States coastwise domestic shipping (as defined in the Shipping Act of 1916, as amended), of an aggregate percentage of the shares of capital stock in excess of a fixed percentage (the "Permitted Percentage") which is equal to 5% less than the percentage that would prevent the Company from being a U.S. citizen (currently 25%) for purposes of engaging in United States coastwise domestic shipping, will, until such excess no longer exists, be void and ineffective as against the Company; and (ii) if at any time ownership of Common Stock (either of record or beneficial) by persons other than U.S. citizens exceeds the Permitted Percentage, the Company may withhold payment of any dividends on such shares deemed to be in excess of the Permitted Percentage and will suspend the voting rights of such shares.


         Certificates representing the Common Stock bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, the Company's board of directors is authorized to adopt bylaw provisions (i) requiring, as a condition precedent to the transfer of shares on the records of the Company, representations and other proof as to the identity of existing or prospective stockholders; and (ii) establishing and maintaining a dual stock certificate system under which different forms of certificates may be used to indicate whether or not the owner thereof is a U.S. citizen.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      FOR NON-U.S. HOLDERS OF COMMON STOCK


         The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State thereof or
(iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. An individual may, subject to certain exceptions, be deemed to be a resident of the United States (as opposed to a nonresident) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending with the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). U.S. residents are subject to U.S. federal income tax as if they were U.S. citizens. This discussion is for general information only and does not consider any specific facts or circumstances, or any state, local or non-U.S. tax consequences, that may apply to a particular Non-U.S. Holder. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986 and Treasury regulations and judicial interpretations as of the date hereof, all of which are subject to change. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON STOCK.


         Dividends. Generally, dividends paid to a Non-U.S. Holder of Common Stock will be subject to U.S. withholding tax at the rate of 30% of the amount of the dividend, or at a lower applicable treaty rate. Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate. Under proposed Treasury regulations not currently in effect, however, a holder of Common Stock who wished to claim the benefit of an applicable treaty rate would be required to file Internal Revenue Service Form 1001 (Ownership, Exemption, or Reduced Rate Certificate) and, subject to a de minimis exception, Form 8306 (Certificate of Residence) with the Company or its agent. Such Forms would contain the holder's name and address and other pertinent information certified by such holder under penalties of perjury, and in the case of Form 8306 would include an official statement by the "competent authority" (as contemplated by the applicable tax treaty) in the foreign country attesting to the holder's status as a resident of such country.


         If, however, the dividend is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder, the dividend will be subject to regular U.S. federal income tax at ordinary federal income tax rates (on a net income basis), which is not collected by withholding, provided the Non-U.S. Holder files an Internal Revenue Service Form 4224 with the Company or its agent. Moreover, in the case of a Non-U.S. Holder that is a corporation, a branch profits tax at the rate of 30% (or lower applicable treaty rate) may be imposed on such corporation on its earnings (including dividends) effectively connected with a U.S. trade or business to the extent that such earnings are considered to be repatriated away from the U.S. trade or business.

         Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale (or other disposition) of Common Stock unless (i) such gain is effectively connected with the conduct of a trade or business within the United States by such holder (in which case the branch profits tax described above may also apply if the holder is a foreign corporation), (ii) such holder is an individual who has been present in the United States for at least 183 days during the taxable year of the disposition and the Common Stock is a capital asset with respect to the holder, or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned, directly or pursuant to certain attribution rules at any time during the five-year period ending on the date of disposition, more than 5% of the Company's Common Stock (assuming that Common Stock is regularly traded on an established securities market). The Company believes that it is not presently a United States real property holding corporation.


         Information Reporting and Backup Withholding. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or not required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. U.S. backup withholding tax (which is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under U.S. information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States unless the payor has knowledge that the payee is a United States person.


         Payment of the proceeds of a sale of Common Stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the holder certifies as to its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds of a sale of Common Stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding or information reporting; however, if such broker is (i) a United States Person; (ii) a "controlled foreign corporation," or (iii) a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting (but currently not backup withholding, although the issue of whether backup withholding should apply is under consideration by the Internal Revenue Service) unless such broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the holder otherwise establishes an exemption.

         Any amounts withheld under the backup withholding rules will be credited against the Non-U.S. Holder's federal income tax liability, if any, or refunded, provided the required information is furnished to the Internal Revenue Service.

         Estate Tax. Common Stock owned (or treated as owned) by an individual who, at the time of death, is neither a citizen or a domiciliary of the United States will be includable in his gross estate for United States federal estate tax purposes and thus may be subject to U.S. estate tax, unless an applicable estate tax treaty provides otherwise.




                                  LEGAL MATTERS


         Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Keck, Mahin & Cate, Houston, Texas.


                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The statements of revenue and direct expenses of the Cargo Vessel Division of Oil & Gas Rental Services, Inc. for the years ended October 31, 1994 and October 31, 1993, incorporated by reference in this Prospectus, have been so incorporated by reference to the Company's Current Report on Form 8-K-A dated January 27, 1995 amending its Current Report on Form

8-K dated November 15, 1994 in reliance on the report of Bourgeois Bennett, L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

===============================================================================



No dealer, salesman or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offering described herein. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                               -------------------

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Available Information . . . . . . . . . . . . . . .
Incorporation of Certain Documents
  by Reference  . . . . . . . . . . . . . . . . . .
Prospectus Summary  . . . . . . . . . . . . . . . .
Risk Factors  . . . . . . . . . . . . . . . . . . .
Capitalization  . . . . . . . . . . . . . . . . . .
Price Range of Common Stock and Dividend
  Policy  . . . . . . . . . . . . . . . . . . . . .
Selected Historical and Pro Forma
  Financial Data  . . . . . . . . . . . . . . . . .
Unaudited Pro Forma Combined
  Financial Information . . . . . . . . . . . . . .
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations  . . . . . . . . . . . . . . . . . . .
Business and Properties . . . . . . . . . . . . . .
Management  . . . . . . . . . . . . . . . . . . . .
Selling Stockholders  . . . . . . . . . . . . . . .
Plan of Distribution  . . . . . . . . . . . . . . .
Description of Securities . . . . . . . . . . . . .
Certain United States Tax Consequences for
  Non-U.S. Holders of Common Stock  . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . . . . .




===============================================================================



                                 480,588 SHARES






                                     (LOGO)




                                HORNBECK OFFSHORE
                                 SERVICES, INC.



                                  COMMON STOCK


                               ------------------

                                   PROSPECTUS

                               ------------------




                                October 27, 1995





===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


         The following table sets forth the expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered. All expenses other than the Commission registration fee are estimated.



 Commission registration fee   . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  7,570

 Fees and expenses of accountants  . . . . . . . . . . . . . . . . . . . . . . . . .        40,000

 Fees and expenses of counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . .       120,000

 Printing and engraving expenses . . . . . . . . . . . . . . . . . . . . . . . . . .        15,500

 Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         9,320

 Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        17,610
                                                                                          --------

      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $210,000
                                                                                          ========






         In connection with the financing of the 1990 Point Marine Acquisition, the Selling Stockholders received registration rights from the Company pursuant to which the Company is paying the expenses of the Selling Stockholders in connection with the distribution of their securities being registered, other than underwriters' discounts and commissions attributable to the shares being sold by the Selling Stockholders and the travel costs and fees and expenses of counsel for such Selling Stockholders estimated at $20,000.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators;

and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liabilities asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article Eight of the Company's restated certificate of incorporation states that:

         The corporation shall indemnify, to the full extent permitted by
Section 145 of the General Corporation Law of Delaware, as amended from time to time, all persons whom it may indemnify pursuant thereto. No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except on any matter in respect of which such director shall be liable under Section 174 of Title 8 of the General Corporation Law of Delaware or any amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (i) shall have breached his or her duty or loyalty to the Corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith,
(iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law, or in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article Eight nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article Eight, shall eliminate or reduce the effect of this Article Eight in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Eight would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

         The Company's bylaws further provide that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.

         In addition to the provisions of the Company's restated certificate of incorporation and bylaws, the Company has taken such other steps as are reasonably necessary to effect its indemnification policy. Included among such other steps is liability insurance provided by the Company for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors or officers of the Company and its North Sea affiliates.

ITEM 16.  EXHIBITS.

         Each Exhibit set forth below is, except as noted, incorporated by reference to the applicable Commission filing referenced in the description thereof.

EXHIBIT NO.




 2(a) Asset Purchase Agreement dated as of November 16, 1992, by and among Registrant, a subsidiary of Registrant and Petrol Marine Corporation (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(a)).

 2(b) Asset Purchase Agreement dated as of November 16, 1992, by and among Registrant, certain subsidiaries of Registrant, Pentad Offshore Corporation and Pentad Resources, Inc. (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(b)).

 2(c) Asset Purchase Agreement dated as of November 16, 1992, by and among Registrant, certain subsidiaries of Registrant, Portal Energy Corporation and Portal Corporation (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(c)).

 2(d) Stock Purchase Agreement, dated May 26, 1993, by and between the Registrant and Ravensworth Holdings Limited (Form 8-K, May 26, 1993, SEC File No. 0-10809, Exhibit 2(d)).

 2(e) Stock Option and Ancillary Rights Agreement, dated May 26, 1993, by and between Registrant and Ravensworth Holdings Limited (Form 8-K, May 26, 1993, SEC File No. 0-10809, Exhibit 2(b)).

 2(f) Agreement for Purchase and Sale of Vessels, dated November 15, 1994, by and between Registrant and Oil & Gas Rental Services, Inc. (Form 8-K, October 6, 1994, SEC File No. 0-10809, Exhibit 2(a)).

 2(g) Share, Business and Asset Acquisition Agreement relating to purchase of Seaboard Offshore Group Limited, dated as of November 30, 1994, by and among Seaboard Holdings Limited and the Shareholders of Seaboard Offshore Group Limited and joined for certain limited purposes by other parties (Form 10-K, December 31, 1994, SEC File No. 0-10809, Exhibit 2(g)).

 4(a) Restated Certificate of Incorporation of Hornbeck Offshore Services, Inc., as amended, including Certificate of Designations of Series B Junior Participating Preferred Stock (Form 8-A/A Amendment No. 2, June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 3.2i).

 4(b) Restated Bylaws of Hornbeck Offshore Services, Inc. as of June 20, 1995 (Form 8-A/A Amendment No. 2, June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 3.2ii).

 4(c) Rights Agreement dated as of June 20, 1995 between Hornbeck Offshore Services, Inc. and First Interstate Bank of Texas, N.A., as Rights Agent, which includes as Exhibit A the Certificate of Designations of Series B Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (Form 8-A, June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 4.1).

 4(d)    Agreement Concerning Registration Rights between Registrant and Larry
         D. Hornbeck, dated as of June 28, 1989 (Form S-1, March 22, 1990, Registration No. 33-33999, Exhibit 4(b)).

 4(e) Special Rights Agreement, dated January 30, 1990, by and between Registrant, HOS-2 Partners, L.P. (Form 8-K, January 30, 1990, SEC File No. 0-10809, Exhibit 4.7).

 4(f) Registration Rights Agreement, dated January 30, 1990, by and among Registrant, HOS-2 Partners, L.P. and Collecting Bank, N.A. (a bank in liquidation) (Form 8-K, January 30, 1990, SEC File No. 0-10809, Exhibit 4.8).

 4(g) Stockholders Agreement dated as of November 19, 1992, by and among Registrant, Petrol Marine Corporation, Pentad Offshore Corporation, Portal Energy Corporation, acknowledged and agreed to by Bruce W. Hunt and acknowledged and agreed to for certain limited purposes by HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 28(b)).

 4(h) Amendment No. 1 to Stockholders Agreement dated as of March 18, 1994 by and among Petrol Marine Corporation, Pentad Offshore Corporation, Portal Energy Corporation, acknowledged and agreed to by Bruce W. Hunt, and acknowledged and agreed to for certain limited purposes by HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 10-K, December 31, 1994, SEC File No. 0-10809, Exhibit 4(e)).

 4(i) Registration Rights Agreement, dated July 23, 1993, by and between Hornbeck Offshore Services, Inc. and Ravensworth Holdings Limited (Form 10-K, December 31, 1993, SEC File No. 0-10809, Exhibit 4(g)).


   5     Opinion of Keck, Mahin & Cate.


23(a)    Consent of Price Waterhouse LLP, Registrant's Independent Accountants.

23(b) Consent of Bourgeois Bennett, L.L.C., Independent Accountants for Cargo Vessel Division of Oil & Gas Rental Services, Inc.


23(c)    Consent of Keck, Mahin & Cate (included in Exhibit 5).



24(a) Power of Attorney pursuant to which amendments to this Registration Statement may be filed (included as part of the signature page contained in Part II of the Registration Statement as originally filed).

ITEM 17.  UNDERTAKINGS


         The undersigned registrant hereby undertakes:



         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.



         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby agrees to furnish to the Commission upon request a copy of all instruments with respect to long-term debt of the registrant and its consolidated subsidiaries and of any unconsolidated subsidiaries for which financial statement are required to be filed.

SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 27, 1995.


                         HORNBECK OFFSHORE SERVICES INC.
                                  (Registrant)


                            By: /s/ LARRY D. HORNBECK
                                ---------------------
                                    Larry D. Hornbeck
                                    Chairman of the Board, President and
                                    Chief Executive Officer






         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



         Signature                                            Title                        Date
         ---------                                            -----                        ----
 /s/  LARRY D. HORNBECK                               Director, Chairman of the       October 27, 1995
-----------------------------------                   Board, President and Chief
     (Larry D. Hornbeck)                              Executive Officer
                                                      (Principal Executive
                                                      Officer)

 /s/  ROBERT W. HAMPTON                               Vice President, Treasurer       October 27, 1995
-----------------------------------                   and Chief Financial
     (Robert W. Hampton)                              Officer (Principal
                                                      Financial and Accounting
                                                      Officer)

 /s/  ANTHONY W. HENFREY*                             Director                        October 27, 1995
-----------------------------------
     (Anthony W. Henfrey)

/s/   BRUCE W. HUNT*                                  Director                        October 27, 1995
-----------------------------------
     (Bruce W. Hunt)

/s/   WARREN B. IDSAL*                                Director                        October 27, 1995
-----------------------------------
     (Warren B. Idsal)

/s/   BILLY PUGH*                                     Director                        October 27, 1995
-----------------------------------
     (Billy Pugh)

/s/   ROBERT E. SCHULLER, JR.*                        Director                        October 27, 1995
-----------------------------------
     (Robert E. Schuller, Jr.)

/s/   L. E. SIMMONS*                                  Director                        October 27, 1995
-----------------------------------
     (L. E. Simmons)

 *By:     /s/  ROBERT W. HAMPTON
-------------------------------------
(Robert W. Hampton, Attorney-in-Fact)

                                INDEX TO EXHIBITS

EXHIBIT NO.




 2(a) Asset Purchase Agreement dated as of November 16, 1992, by and among Registrant, a subsidiary of Registrant and Petrol Marine Corporation (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(a)).

 2(b) Asset Purchase Agreement dated as of November 16, 1992, by and among Registrant, certain subsidiaries of Registrant, Pentad Offshore Corporation and Pentad Resources, Inc. (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(b)).

 2(c) Asset Purchase Agreement dated as of November 16, 1992, by and among Registrant, certain subsidiaries of Registrant, Portal Energy Corporation and Portal Corporation (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 2(c)).

 2(d) Stock Purchase Agreement, dated May 26, 1993, by and between the Registrant and Ravensworth Holdings Limited (Form 8-K, May 26, 1993, SEC File No. 0-10809, Exhibit 2(d)).

 2(e) Stock Option and Ancillary Rights Agreement, dated May 26, 1993, by and between Registrant and Ravensworth Holdings Limited (Form 8-K, May 26, 1993, SEC File No. 0-10809, Exhibit 2(b)).

 2(f) Agreement for Purchase and Sale of Vessels, dated November 15, 1994, by and between Registrant and Oil & Gas Rental Services, Inc. (Form 8-K, October 6, 1994, SEC File No. 0-10809, Exhibit 2(a)).

 2(g) Share, Business and Asset Acquisition Agreement relating to purchase of Seaboard Offshore Group Limited, dated as of November 30, 1994, by and among Seaboard Holdings Limited and the Shareholders of Seaboard Offshore Group Limited and joined for certain limited purposes by other parties (Form 10-K, December 31, 1994, SEC File No. 0-10809, Exhibit 2(g)).

 4(a) Restated Certificate of Incorporation of Hornbeck Offshore Services, Inc., as amended, including Certificate of Designations of Series B Junior Participating Preferred Stock (Form 8-A/A Amendment No. 2, June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 3.2i).

 4(b) Restated Bylaws of Hornbeck Offshore Services, Inc. as of June 20, 1995 (Form 8-A/A Amendment No. 2, June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 3.2ii).

 4(c) Rights Agreement dated as of June 20, 1995 between Hornbeck Offshore Services, Inc. and First Interstate Bank of Texas, N.A., as Rights Agent, which includes as Exhibit A the Certificate of Designations of Series B Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Stock (Form 8-A, June 21, 1995, Hornbeck Offshore Services, Inc., Exhibit 4.1).

 4(d)    Agreement Concerning Registration Rights between Registrant and Larry
         D. Hornbeck, dated as of June 28, 1989. (Form S-1, March 22, 1990, Registration No. 33-33999, Exhibit 4(b)).


 4(e) Special Rights Agreement, dated January 30, 1990, by and between Registrant and HOS-2 Partners, L.P. (Form 8-K, January 30, 1990, SEC File No. 0-10809, Exhibit 4.7).


 4(f) Registration Rights Agreement, dated January 30, 1990, by and among Registrant, HOS-2 Partners, L.P. and Collecting Bank, N.A. (a bank in liquidation) (Form 8-K, January 30, 1990, SEC File No. 0-10809, Exhibit 4.8).

 4(g) Stockholders Agreement dated as of November 19, 1992, by and among Registrant, Petrol Marine Corporation, Pentad Offshore Corporation, Portal Energy Corporation, acknowledged and agreed to by Bruce W. Hunt and acknowledged and agreed to for certain limited purposes by HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 8-K, November 25, 1992, SEC File No. 0-10809, Exhibit 28(b)).

 4(h) Amendment No. 1 to Stockholders Agreement dated as of March 18, 1994 by and among Petrol Marine Corporation, Pentad Offshore Corporation, Portal Energy Corporation, acknowledged and agreed to by Bruce W. Hunt, and acknowledged and agreed to for certain limited purposes by HOS Partners, L.P. and HOS-2 Partners, L.P. (Form 10-K, December 31, 1994, SEC File No. 0-10809, Exhibit 4(e)).

 4(i) Registration Rights Agreement, dated July 23, 1993, by and between Hornbeck Offshore Services, Inc. and Ravensworth Holdings Limited (Form 10-K, December 31, 1993, SEC File No. 0-10809, Exhibit 4(g)).


   5     Opinion of Keck, Mahin & Cate.


23(a)    Consent of Price Waterhouse LLP, Registrant's Independent Accountants.

23(b) Consent of Bourgeois Bennett, L.L.C., Independent Accountants for Cargo Vessel Division of Oil & Gas Rental Services, Inc.


23(c)    Consent of Keck, Mahin & Cate (included in Exhibit 5).



24(a) Power of Attorney pursuant to which amendments to this Registration Statement may be filed (included as part of the signature page contained in Part II of this Registration Statement).